Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

CONNEXIONS LOYALTY, INC.,

AS PURCHASER,

AND

SKYMALL, LLC,

AS SELLER,

AND

SKYMALL VENTURES, LLC,

AS THE COMPANY

DATED AS OF SEPTEMBER 8, 2014

TABLE OF CONTENTS
ARTICLE I PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS		1
1.1	Purchase and Sale of Membership Interests	1
1.2	Closing Payment	1
1.3	Closing	2
1.4	Closing Deliverables	2
1.5	Post-Closing Adjustment	3
1.6	Allocation of Payment	5
1.7	Earn-Out.	6
ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLER		8
2.1	Organization; Standing; Qualification and Power	8
2.2	Authority; Execution and Delivery; Enforceability	8
2.3	Capitalization and Company Subsidiaries	9
2.4	Ownership of Membership Interests	9
2.5	No Conflict; Consents	9
2.6	Financial Information	10
2.7	Absence of Certain Changes	10
2.8	Compliance with Law; Permits	12
2.9	Customer Information; Data Security	12
2.10	Litigation	13
2.11	No Undisclosed Liabilities	14
2.12	Employee Matters	14
2.13	Taxes	16
2.14	Title to Assets	16
2.15	Sufficiency of Assets	16
2.16	Real Property	17
2.17	Intellectual Property	17
2.18	Contracts	18
2.19	Insurance	20
2.20	Environmental Matters	20
2.21	Related-Party Agreements	21
2.22	Brokers and Finders	21
2.23	No Other Business	21
2.24	Accounts Receivable	21
2.25	Significant Customers and Suppliers	22
2.26	Solvency	22
2.27	No Additional Representations	22
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER		23
3.1	Incorporation and Authority of Purchaser	23
3.2	Authority; Execution and Delivery; Enforceability	23
3.3	No Conflict; Consents	23
3.4	Litigation	24
3.5	Availability of Funds	24

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3.6	Brokers and Finders	24
3.7	Investment Intent	24
3.8	No Additional Representations.	24
ARTICLE IV CERTAIN COVENANTS		25
4.1	Conduct of Business Prior to the Closing	25
4.2	Efforts to Consummate	27
4.3	Access to Information; Other Contacts	29
4.4	Confidentiality	29
4.5	Publicity	29
4.6	Directors’ and Officers’ Indemnification and Insurance	30
4.7	Seller Guarantees and Surety Bonds	31
4.8	Company Bank Accounts; Inter-Company Accounts	31
4.9	Insurance	31
4.1	Termination of Related Party Agreements	31
4.11	Certain Notices	31
4.12	Employees	32
4.13	Escrow Agreement	33
4.14	Closing Balance Sheet	33
4.15	Certain Matters Related to Inventory	33
4.16	Shared Contracts	33
4.17	Change of Name	34
4.18	IT Migration; Perpetual License	34
4.19	Transfer of Domains	34
4.20	Further Assurances	35
ARTICLE V TAX MATTERS		35
5.1	Tax Returns	35
5.2	Transaction Taxes	35
5.3	Cooperation; Records Retention	35
5.4	Straddle Period	36
5.5	Conduct After Closing	36
5.6	Termination of Tax Sharing Agreements.	37
5.7	Tax Construction.	37
ARTICLE VI RESTRICTIVE COVENANTS		37
6.1	Non-Competition	37
6.2	Non-Solicitation	38
6.3	Specific Performance; Severability	38
ARTICLE VII CONDITIONS TO THE CLOSING		39
7.1	Conditions to Each Party’s Obligations	39
7.2	Conditions to Obligations of Seller	39
7.3	Conditions to Obligations of Purchaser	40
7.4	Frustration of Closing Conditions.	41
ARTICLE VIII INDEMNIFICATION		41
8.1	Survival	41

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8.2	Indemnification by Purchaser	42
8.3	Indemnification by Seller	42
8.4	Limitations on Indemnification	43
8.5	Computation of Indemnity Payments	44
8.6	Procedures for Indemnification	45
8.7	Timing and Method of Payments	46
8.8	Characterization of Indemnification Payments; Withholding	46
8.9	Special Provisions regarding BAML Receivable Indemnification	47
ARTICLE IX TERMINATION		47
9.1	Termination	47
9.2	Effect of Termination	47
ARTICLE X GENERAL PROVISIONS		47
10.1	Expenses	47
10.2	Notices	48
10.3	Severability	49
10.4	Enforcement	49
10.5	Entire Agreement	50
10.6	Assignment	50
10.7	No Third-Party Beneficiaries	50
10.8	Amendment	50
10.9	Waiver	50
10.10	Governing Law; Jurisdiction	50
10.11	Waiver of Jury Trial	51
10.12	No Recourse	51
10.13	Disclosure Schedules	52
10.14	Interpretation	52
10.15	No Presumption Against Drafting Party	52
10.16	Execution of Agreement	52
ARTICLE XI CERTAIN DEFINITIONS		53
11.1	Certain Defined Terms	53

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 8th day of September, 2014, by and among (i) CONNEXIONS LOYALTY, INC., a corporation organized under the Laws of the State of Delaware (“Purchaser”), (ii) SKYMALL, LLC, a limited liability company organized under the Laws of the State of Delaware (“Seller”), and (iii) SKYMALL VENTURES, LLC, a limited liability company organized under the Laws of the State of Nevada (the “Company”).

WITNESSETH

WHEREAS, Seller owns 100% of the issued and outstanding membership interests of the Company (the “Membership Interests”);

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire, the Membership Interests, on the terms and subject to the conditions of this Agreement; and

WHEREAS, contemporaneously with the execution of this Agreement, Seller Parent has delivered a guarantee of certain obligations of Seller, for the benefit of Purchaser (the “Guarantee”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE MEMBERSHIP INTERESTS

1.1	Purchase and Sale of Membership Interests

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and receive from such Seller, the Membership Interests.

1.2	Closing Payment

(a) At the Closing and subject to the terms and conditions set forth in this Agreement, Purchaser shall pay to Seller, by delivery of immediately available funds, an amount equal to:

(i) $24,000,000, minus

(ii) the amount of Estimated Gift Card Cash, minus

(iii) the excess of the Target Net Working Capital over the Estimated Net Working Capital, minus

(iv) the Indemnity Escrow Amount.

The foregoing amount is referred to herein as the “Closing Payment”.  The Closing Payment as adjusted pursuant to Section 1.5, is referred to herein as the “Purchase Price”.  The Purchase Price shall be allocated in accordance with Section 1.6.

(b) At the Closing, and subject to the terms and conditions set forth in this Agreement, Purchaser shall pay to the Escrow Agent, by delivery of immediately available funds, an amount equal to the Indemnity Escrow Amount.
(c) Prior to the Closing, Seller shall deliver to Purchaser a written notice setting forth an estimate of the aggregate Gift Card Cash expected to be reflected in the certificate delivered pursuant to Section 1.4(a)(viii)(the “Estimated Gift Card Cash”).

1.3	Closing

The closing (the “Closing”) of the sale and purchase of the Membership Interests shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036, at 10:00 a.m., New York City time on the date (the “Closing Date”) that is (a) two Business Days after all of the conditions set forth in ARTICLE VII have been satisfied or waived (other than those conditions that by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (b) such other date as mutually agreed upon by Purchaser and Seller.  As of the time immediately before the Closing, the Company shall be deemed to have transferred and assigned to Seller all of the Company’s right, title and interest in and to any and all cash and cash equivalents, including Gift Card Cash, then held by Seller or any Affiliate of Seller on behalf of the Company, which shall be duly reflected on the Company’s balance sheet. Such transfer shall not be deemed to be a change under Section 2.7, a Material Adverse Effect or otherwise be deemed to cause any representation or warranty of Seller to be inaccurate as of the Closing Date.

1.4	Closing Deliverables

(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)  an Assignment of Membership Interest, substantially in the form attached hereto as Exhibit A, duly executed by an officer of Seller;

(ii) a counterpart to each Related Document to which Seller or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person;

(iii) the written resignation of each director and officer of the Company, except for those persons whom Purchaser notifies Seller prior to Closing that it does not require to resign at Closing;

(iv) a duly executed certificate of non-foreign status, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that SHC Parent Corp. is not a “foreign person” as defined in Section 1445 of the Code;

(v) evidence reasonably satisfactory to Purchaser that each of the  consents and approvals set forth on Schedule 7.3(f) has been obtained and remains in full force and effect;

(vi) evidence reasonably satisfactory to Purchaser that each of  the  consents and approvals from third parties that are not Governmental Authorities listed on Schedule 7.3(g) has been obtained and remains in full force and effect;

(vii) the certificate described in Section 7.3(d); and

(viii) a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller, certifying to a true and complete list, as of the close of business on the day immediately prior to the Closing Date, of Gift Card Cash from each Company client.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i) an amount equal to the Closing Payment, by wire transfer of immediately available funds to the account or accounts designated by Seller in writing no later than one day prior to the Closing Date;

(ii) a counterpart to each Related Document to which Purchaser or any of its Affiliates is a party, duly executed and delivered by a duly authorized representative of such Person; and

(iii) the certificate described in Section 7.2(c).

1.5	Post-Closing Adjustment

(a) As soon as reasonably practicable after Seller delivers the Closing Balance Sheet pursuant to Section 4.14, and in any event, within 90 days thereafter, Purchaser shall prepare and deliver to Seller (the “Closing Statements”) a calculation of aggregate Gift Card Cash as of the Closing Date (the “Actual Gift Card Cash”) and the Closing Net Working Capital.  The Closing Statements shall be prepared, and each Adjustment Amount shall be calculated, by aggregating each applicable and specified line item in the applicable Closing Statement.  For the avoidance of doubt, the process to prepare the Closing Statements shall be consistent with the financial reporting process applied in preparing the reviewed balance sheet of the Company as of July 27, 2014.  Notwithstanding anything herein to the contrary, the parties agree that the Closing Statements, and the component items thereof, shall be prepared and calculated in a manner consistent with Schedule 12.1(A) and the definition of Closing Net Working Capital and using the Agreed Accounting Policies, and shall not reflect any accounting principles, policies, methods, practices, categories, estimates, judgments or assumptions other than the Agreed Accounting Policies.

(b) Seller shall (i) use reasonable best efforts to assist Purchaser and Purchaser’s representatives in their preparation of, and provide Purchaser and Purchaser’s representatives with reasonable access upon reasonable notice during normal business hours to, the relevant books, records (including workpapers, schedules, memoranda and other documents), supporting data, facilities, employees, and auditors of Seller Parent and its subsidiaries solely for purposes reasonably related to the preparation of the Closing Statements and the items included therein; and (ii) cooperate reasonably with Purchaser and Purchaser’s representatives in connection therewith, including providing, on a timely basis, all other information necessary or useful in connection with such preparation as is reasonably requested by Purchaser and Purchaser’s representatives; provided, however, that neither Seller nor the Seller Parent is under any obligation to disclose to Purchaser or the Company any information the disclosure of which is prohibited by applicable Law or that would result in the waiver of any attorney-client, work-product or other applicable privilege.

(c) After receipt of the Closing Statements from Purchaser, Seller shall have 45 days to review the Closing Statements (the “Review Period”).  The Closing Statements shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing prior to the expiration of the Review Period of any dispute or objection thereto (any such written dispute or objection, an “Objection”), setting forth the basis for its dispute or objections and the specific adjustments (including dollar amounts) to the applicable Closing Statement that Seller believes, in good faith, should be made.  Any items not disputed or objected to in an Objection shall be deemed to have been accepted by Seller.  If no Objection is received by Purchaser from Seller prior to the expiration of the Review Period, then the Closing Statements shall be deemed to have been accepted by the parties and shall become final and binding upon the parties.  Seller and Purchaser shall, within 30 days (or such longer period as Seller and Purchaser may agree in writing) following delivery of an Objection to Purchaser (the “Resolution Period”), attempt in good faith to resolve their differences. All such discussions and communications related thereto shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive.  Any items agreed to by Seller and Purchaser in writing, together with any items specified in the Objection that are not disputed or objected to by Seller, are collectively referred to herein as the “Resolved Matters.”

(d) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Objection, either Seller or Purchaser may refer all matters set forth in the Objection other than the Resolved Matters (the “Unresolved Matters”) to an internationally recognized independent public accounting firm jointly selected by Seller and Purchaser or, if Seller and Purchaser are unable to agree within five Business Days from the end of the Resolution Period, then such internationally recognized independent public accounting firm jointly selected by Seller’s and Purchaser’s independent accountants within five Business Days thereafter (the “CPA Firm”).  Seller and Purchaser each agree to promptly sign an engagement letter, in commercially reasonable form, as may reasonably be required by the CPA Firm.  The CPA Firm shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of this Agreement, and only with respect to the Unresolved Matters so submitted, whether and to what extent the applicable Closing Statement requires adjustment.  Seller and Purchaser shall request the CPA Firm to use its commercially reasonable efforts to (i) render its final written determination within 30 days after such firm’s engagement, and (ii) prepare the applicable Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the CPA Firm of the Unresolved Matters) and calculate the applicable Adjustment Amounts based on such Final Closing Statement.  The final written determination of the CPA Firm shall be based only on the written submissions by Seller and Purchaser, provided that Seller and Purchaser shall make reasonably available to the CPA Firm, upon the CPA Firm’s request, all relevant books and records, any workpapers (including those of the parties’ respective accountants) and supporting documentation relating to the applicable Closing Statement and all other items reasonably requested by the CPA Firm (provided that they shall contemporaneously provide a copy to the other party of any materials requested by, and provided to, the CPA Firm). None of Seller, Purchaser or any of their respective Affiliates shall have any ex parte communications or meetings with the CPA Firm regarding the subject matter hereof without the other party’s prior written consent. The final written determination shall be made in strict accordance with the terms of this Agreement, without regard to principles of equity.  With respect to each Unresolved Matter, the CPA Firm’s determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser with respect thereto.  The CPA Firm’s final written determination shall be conclusive and binding upon Seller and Purchaser.  Each “Final Closing Statement” shall be (I) in the event that no Objection is received by Purchaser from Seller prior to the expiration of the Review Period with respect thereto, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.5(a); (II) in the event that an Objection is received by Purchaser from Seller prior to the expiration of the Review Period with respect to any Closing Statement, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.5(a) as adjusted pursuant to the agreement of Seller and Purchaser in writing; or (III) in the event that an Objection is received by Purchaser from Seller prior to the expiration of the Review Period and Seller and Purchaser are unable to agree on all matters set forth in such Objection, the applicable Closing Statement delivered by Purchaser to Seller pursuant to Section 1.5(a) as adjusted by the CPA Firm to be consistent with the Resolved Matters and the final determination of the CPA Firm of the Unresolved Matters in accordance with this Section 1.5(d).  In the event that any portion of the Final Closing Statement is determined (x) pursuant to clause (I) or (II) of the immediately preceding sentence, Purchaser shall prepare the applicable Final Closing Statement and calculate the applicable Adjustment Amount, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller within three Business Days following the determination thereof, or (y) pursuant to clause (III) of the immediately preceding sentence, the CPA Firm shall prepare the applicable Final Closing Statement (which shall be consistent with the Resolved Matters and the final determination of the CPA Firm of the Unresolved Matters) and calculate the applicable Adjustment Amount based on the applicable Final Closing Statement, in each case, in strict accordance with the terms of this Agreement, and deliver such items to Seller and Purchaser within three Business Days following the delivery of the final written determination of the CPA Firm to Seller and Purchaser.

(e) All fees and disbursements of the CPA Firm shall be borne by Seller and Purchaser in proportion to the amounts by which their respective calculations of the Closing Statement differ from the Closing Statement of the Company as finally determined by the CPA Firm.

(f) Seller and Purchaser agree to the following adjustments to the Purchase Price (each such adjustment, an “Adjustment Amount”):

(i) if the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) is less than the Estimated Net Working Capital, Seller shall pay, or cause to be paid, to Purchaser the difference between the Estimated Net Working Capital and the Closing Net Working Capital (as set forth in the applicable Final Closing Statement);

(ii) if the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) is greater than the Estimated Net Working Capital, Purchaser shall pay to Seller or its designee the difference between the Closing Net Working Capital (as set forth in the applicable Final Closing Statement) and the Estimated Net Working Capital, up to a maximum amount of $1,400,000;

(iii) if the Actual Gift Card Cash (as set forth in the applicable Final Closing Statement) is less than the Estimated Gift Card Cash, Purchaser shall pay, or cause to be paid, to Seller the difference between the Estimated Gift Card Cash and the Actual Gift Card Cash (as set forth in the applicable Final Closing Statement); and

(iv) if the Actual Gift Card Cash (as set forth in the applicable Final Closing Statement) is greater than the Estimated Gift Card Cash, Seller shall pay, or cause to be paid, to Purchaser the difference between the Actual Gift Card Cash (as set forth in the applicable Final Closing Statement) and the Estimated Gift Card Cash.

(g) If any Person is required to make a payment pursuant to Section 1.5(f), it shall pay, within two Business Days of the delivery of the applicable Final Closing Statement, by wire transfer of immediately available funds in dollars, to one or more accounts held by the Person to whom payment is required pursuant to Section 1.5(f), as designated by Seller or Purchaser, as applicable, in writing concurrently with the delivery of the applicable Final Closing Statement, an amount in cash equal to the Adjustment Amount.  If Purchaser on the one hand, or Seller on the other hand, is obligated to pay any amount to the other as contemplated in Section 1.5(f) and shall fail to do so within two Business Days of the delivery of the applicable Final Closing Statement, the person that was owed such unpaid amount(s) shall be entitled to seek enforcement of the payment of such unpaid amount(s) in the court identified in Section 10.10(b) pursuant to New York CPLR §7510, §7514 and §7601.  Notwithstanding the foregoing, to the extent agreed by Seller, on the one hand, and Purchaser, on the other hand, the parties may elect to offset any payments to be made by a party by any amounts due such party, in each case, pursuant to Section 1.5(f).

1.6	Allocation of Payment

(a) Any assumed liabilities and the sum of (x) the Purchase Price and (y) the Indemnity Escrow Amount shall be allocated among the assets of the Company in accordance with Section 1060 of the Code (and any similar provision of state or local Law, as appropriate).  A statement setting forth such allocations (the “Statement of Allocation”) shall be prepared in good faith by Purchaser.  Purchaser shall deliver the Statement of Allocation to Seller within 90 days following the date of delivery of the Applicable Final Closing Statement in accordance with Section 1.5.  Purchaser and the Company shall provide Seller with (i) copies of all supplementary documents, working papers and other data of Purchaser and the Company relating to the Statement of Allocation and (ii) reasonable access to the employees of Purchaser and the Company who prepared the Statement of Allocation.  Purchaser and the Company shall cooperate with Seller to provide Seller with such other information used in preparing the Statement of Allocation reasonably requested by Seller.  The Statement of Allocation shall be final and binding unless Purchaser receives from Seller a written notice of objection on or prior to the 30th day after delivery to Seller of the Statement of Allocation (the “Allocation Dispute Notice”).  The Allocation Dispute Notice shall state in reasonable detail the item or items in dispute.

(b) In the event of a dispute regarding the Statement of Allocation, Purchaser and Seller shall each use reasonable efforts to resolve in writing any such objections, and any such resolution agreed to in writing by both shall be final and binding.  If Purchaser and Seller do not resolve any such dispute in writing within 45 days after Purchaser’s receipt of the Allocation Dispute Notice, then the parties shall promptly submit such unresolved dispute to the CPA Firm for resolution, which resolution shall be final, conclusive and binding on Purchaser and Seller.  Notwithstanding anything in this Agreement to the contrary, any expenses related to the engagement of the CPA Firm in resolving the dispute regarding the allocation pursuant to Section 1.6(a) shall be borne by Seller and Purchaser in proportion to the amounts by which their respective allocations differ from the allocation of the Purchase Price as finally determined by the CPA Firm.  Purchaser and Seller shall each bear the fees of their respective accountants and advisors incurred in connection with the determination and review of the Statement of Allocation.

(c) Once the Statement of Allocation has become final and binding, Purchaser and Seller shall report, act and file all Tax Returns (including IRS Form 8594, if required) in all respects and for all purposes consistent with the allocations on the Statement of Allocation.  Purchaser, on the one hand, and Seller, on the other hand, shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the allocations determined pursuant to this Section 1.6.  None of the parties shall take any action inconsistent with the Statement of Allocation prepared in accordance with this Section 1.6, unless otherwise required by Law.

1.7	Earn-Out.

(a) As additional consideration for the Membership Interests, at such time as provided in Section 1.7(f), Purchaser shall pay to Seller an amount, not to exceed $3,900,000, if any (the “Earn-Out Payment”), equal to five (5) times the Contribution Margin Calculation. “Contribution Margin Calculation” means (x) the amount of Contribution Margin from sales by the Business to its partners set forth on Schedule 1.7(a)(i) for the twelve-month period immediately following the Baseline Period (as defined below) (the “Post Closing Secondary Margin”), less (y) the amount by which the Contribution Margin from sales by the Business to BofA and the Other Existing Partners, collectively, for the twelve-month period immediately following the Baseline Period decreases compared to, for the Baseline Period, the actual Contribution Margin from sales by the Business to the Other Existing Partners plus the agreed normalized Contribution Margin for BofA (the “Pre-Closing Primary Margin Decrease”); provided, however, that if the Pre-Closing Primary Margin Decrease exceeds the Post Closing Secondary Margin, no Earn-Out Payment shall be due.  The actual Contribution Margin from sales by the Business to the Other Existing Partners for the eleven-month period ended July 31, 2014 and the agreed normalized Contribution Margin for BofA are set forth on Schedule 1.7(a)(ii). Within 10 business days after the Closing Date, Seller shall provide the actual Contribution Margin from sales by the Business to the Other Existing Partners for the twelve months ended immediately prior to the month in which the Closing occurs (such period, the "Baseline Period"), which shall reflect the actual Contribution Margin amounts set forth on Schedule 1.7(a)(ii).  “Contribution Margin” means, with respect to a Person, revenues of such Person (calculated in accordance with GAAP) in respect of goods and services of the nature provided by the Business in the twelve-month period immediately preceding the Closing, minus cost of such revenues of such Person (calculated in accordance with GAAP), minus the operating expenses of such Person as set forth on Schedule 1.7(a)(ii), calculated in accordance with Schedule 1.7(a)(ii). For the avoidance of doubt, as used in the immediately preceding sentence, “goods and services of the nature provided by the Business” shall not extend to categories of rewards not offered by the Company to any of its partners as of the date hereof regardless of whether offered under a loyalty program and/or point redemption model, including travel rewards.

(b) As soon as reasonably practicable, and in any event, no later than the date which is 60 days after the first anniversary of the Closing Date, Purchaser shall prepare and deliver to Seller (the “Earn-Out Calculation Statement”) a written statement setting forth in reasonable detail its determination of the Contribution Margin Calculation, and its calculation of the resulting Earn-Out Payment (the “Earn-Out Calculation”).

(c) During the Earn-Out Review Period (defined below), Seller and its accountants and other representatives shall have the right to inspect the Company’s books and records during normal business hours at the Company’s offices, upon reasonable prior notice and solely for purposes reasonably related to the determinations of the Contribution Margin Calculation and the resulting Earn-Out Payment; provided, however, that (i) such access or inspection does not unreasonably disrupt the normal operations of the Company and (ii) neither Purchaser nor the Company is under any obligation to disclose to Seller any information the disclosure of which is prohibited by applicable Law or that would result in the waiver of any attorney-client, work-product or other applicable privilege.

(d) After receipt of the Earn-Out Calculation Statement from Purchaser, Seller shall have 30 days to review the Earn-Out Calculation Statement and the Earn-Out Calculation set forth therein (the “Earn-Out Review Period”). The Earn-Out Calculation Statement shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing prior to the expiration of the Earn-Out Review Period of any dispute or objection thereto (any such written dispute or objection, the “Earn-Out Objection”), setting forth the items in the Earn-Out Calculation disputed by Seller and describing in reasonable detail the basis for such objection, as well as the amount in dispute. Seller and Purchaser shall, within ten days (or such longer period as Seller and Purchaser may agree in writing) following delivery of an Earn-Out Objection to Purchaser (the “Earn-Out Resolution Period”), attempt in good faith to resolve the disputed items and agree upon the resulting amount of the Contribution Margin Calculation and the resulting Earn-Out Payment. All such discussions and communications related thereto shall (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive.

(e) If at the end of the Earn-Out Resolution Period Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Earn-Out Objection, all unresolved disputed items shall be promptly referred to the CPA Firm for resolution. The CPA Firm shall be directed to render a written report on the unresolved disputed items with respect to the Earn-Out Calculation as promptly as practicable, but in no event greater than thirty (30) days after such submission to the CPA Firm, and to resolve only those unresolved disputed items set forth in the Earn-Out Objection. If unresolved disputed items are submitted to the CPA Firm, Purchaser and Seller shall each furnish to the CPA Firm such work papers, schedules and other documents and information relating to the unresolved disputed items as the CPA Firm may reasonably request. The CPA Firm shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Purchaser and Seller, and not by independent review. The resolution of the dispute and the calculation of the Contribution Margin Calculation that is the subject of the applicable Earn-Out Objection by the CPA Firm shall be final and binding on the Parties. The fees and expenses of the CPA Firm shall be borne by Seller and Purchaser in proportion to the amounts by which their respective calculations of the Contribution Margin Calculation differ from the Contribution Margin Calculation as finally determined by the CPA Firm.

(f) The Earn-Out Payment shall be paid in full no later than five (5) days following the date upon which the determination of the Contribution Margin Calculation becomes final and binding upon the Parties as provided in Sections 1.7(d) and (e) (including any final resolution of any dispute raised by Seller in an Earn-Out Objection). Purchaser shall pay to Seller the applicable Earn-Out Payment in cash by wire transfer of immediately available funds.

(g) For the avoidance of doubt, during the twelve-month period immediately following the Closing, Purchaser shall have full and absolute discretion to operate the Company as it sees fit, provided, however, that Purchaser shall not take actions or omit to take actions for the primary purpose or primary effect of adversely impacting the Contribution Margin Calculation.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules attached hereto (the “Disclosure Schedules”), Seller hereby represents and warrants to Purchaser as follows as of the date hereof and as of the Closing Date:

2.1	Organization; Standing; Qualification and Power

(a)

(i) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(ii) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b) The Company has all necessary power and authority to conduct the Business as currently conducted and to perform its obligations under this Agreement.

(c) The Company is qualified or licensed to do business in each jurisdiction in which ownership of its property or assets or the conduct of the Business requires such qualification or license, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Material Adverse Effect.  The Company is not, and has not been, required to be qualified, authorized, registered or licensed to transact business as a foreign limited liability company in any jurisdiction other than the jurisdictions identified in Schedule 2.1(c)(i), except where the failure to be so qualified, authorized, registered or licensed has not had, and will not have, a Material Adverse Effect on the Company.  The Company is in good standing as a foreign limited liability company in each of the jurisdictions identified in Schedule 2.1(c)(ii).

(d) True and complete copies of the certificate of formation and operating agreement or other comparable governing documents of the Company, as in effect as of the date hereof, have been made available to Purchaser.

2.2	Authority; Execution and Delivery; Enforceability

Each of Seller and the Company has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and each of the Related Documents to which it will be a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of Seller and the Company of this Agreement has been, and in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby has been, and the consummation of the transactions contemplated by the Related Documents to which it will be a party, will be when delivered, duly and validly authorized by all requisite corporate or limited liability company action on the part of Seller and/or the Company, as applicable.  This Agreement has been, and upon its execution and delivery each of the Related Documents to which Seller or the Company will be a party, will be duly and validly executed and delivered by Seller and/or the Company, as applicable.  This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which Seller and/or the Company, as applicable, will be a party, will constitute, assuming that this Agreement and each of the Related Documents to which Seller or the Company will be a party, have been duly authorized, executed and delivered by the other parties thereto, valid and binding obligations of Seller and/or the Company, as applicable, enforceable against it in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

2.3	Capitalization and Company Subsidiaries

(a) All of the issued and outstanding membership interests of the Company are owned by Seller.  All of the Company’s issued and outstanding membership interests are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.  There are no outstanding (i) securities convertible into or exchangeable for membership interests of the Company; (ii) options, warrants, calls or other rights to purchase or subscribe for membership interests of the Company; or (iii) Contracts of any kind to which Seller or the Company is subject or bound requiring the issuance after the date hereof of (A) any membership interests of the Company, (B) any convertible or exchangeable security of the type referred to in clause (i) or (C) any options, warrants, calls or rights of the type referred to in clause (ii).  Except as provided in Schedule 2.3(a), no Person other than Seller owns, directly or indirectly, or has the right to vote or control any membership interests of the Company, and there is no Encumbrance on the membership interests of the Company.

(b) There are no voting trusts, proxies or other agreements or understandings to which the Company is bound with respect to voting of any membership interests, capital stock or other ownership interests of the Company. The Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, and it is not subject to any obligation or requirement to provide for or make any investment in any Person.  The Company is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(c) The Company does not own any equity interest in any Entity.  The Company has not agreed, and is not obligated to make, any future investment in or capital contribution to any Entity.  Except as provided in Schedule 2.3(c), the Company has not guaranteed, and is not responsible or liable for, any obligation of any other Entity.

2.4	Ownership of Membership Interests

Seller is the record and beneficial owner of all of the issued and outstanding Membership Interests, free and clear of any Encumbrances (other than restrictions under applicable securities Laws and those Encumbrances set forth on Schedule 2.4).  Seller has the right, authority and power to sell, assign and transfer such Membership Interests to Purchaser.  Upon delivery to Purchaser of the Membership Interests at the Closing, Purchaser shall acquire good, valid and marketable title to the Membership Interests, free and clear of any Encumbrance (other than restrictions under applicable securities Laws and Encumbrances created by Purchaser).

2.5	No Conflict; Consents

(a) Except as set forth on Schedule 2.5(a), the execution, delivery and performance of this Agreement by each of Seller and the Company, and the consummation by each of Seller and the Company of the transactions contemplated hereby, will not (i) violate any provision of the certificate of formation, operating agreement (or other comparable governing documents) or any resolution adopted by the members, managers or partners, as applicable, of Seller or the Company; (ii) conflict with, result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination, amendment, modification, acceleration or cancellation of obligations) under, any Material Contract to which the Company is a party or by which the Company or any of its properties or assets are bound; or (iii) assuming that all consents, waivers, approvals, authorizations and other Permits have been obtained and all filings, registrations and notifications have been made, each as contemplated by Section 2.5(b) and/or Section 3.3(b), violate any Law applicable to the Company or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as set forth on Schedule 2.5(b), the execution, delivery and performance of this Agreement by each of Seller and the Company, and the consummation by each of Seller and the Company of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, except for (i) compliance with all applicable Antitrust Laws and (ii) as may be required as a result of any facts or circumstances related to Purchaser or any of its Affiliates.

2.6	Financial Information

(a) Schedule 2.6(a) contains true and complete copies of (i) the unaudited compiled balance sheets of the Company as of December 31, 2013 and December 31, 2012, and the related unaudited statements of comprehensive income of the Company for each of the two years ended December 31, 2013 and December 31, 2012 (the “Annual Compiled Financial Information”) and (ii) the unaudited compiled balance sheet of the Company as of July 27, 2014, and the related unaudited statement of comprehensive income for the seven months then ended (the “Interim Compiled Financial Information” and, together with the Annual Compiled Financial Information, the “Compiled Financial Information”).

(b) Except as set forth in the Compiled Financial Information (including the notes thereto) or on Schedule 2.6(b), the Compiled Financial Information (i) have been prepared in accordance with GAAP consistently applied during the periods involved (subject, in the case of the Interim Compiled Financial Information, to normal adjustments which will not be material in nature or amount to the Company or the Business taken as a whole) and (ii) fairly present, in all material respects, the consolidated financial position and the results of operations of the Company as of the dates and for the periods indicated therein (subject, in the case of Interim Compiled Financial Information, to normal adjustments).

(c) Immediately prior to the Closing, the Company shall not have any indebtedness for borrowed money or any Intercompany Liabilities, except for Liabilities associated with the Transition Services Agreement.

(d) There are no outstanding (i) surety bonds, performance bonds, guarantees, letters of credit, or other credit and credit support arrangements or similar instruments that have been issued for the benefit of the Business or the Company (collectively, “Surety Bonds”); or (ii) Liabilities of Seller and its Affiliates (other than the Company) under or in respect of such Surety Bonds (including under any indemnity or other agreements associated therewith) or under any Contract entered into by the Company (collectively, “Seller Guarantees”).

(e) To the Seller’s Knowledge, the books of account and other financial records of the Company (including the Compiled Financial Information) have been kept accurately in the ordinary course of business consistent with applicable Law; the transactions entered therein represent bona fide transactions; and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein.

2.7	Absence of Certain Changes

Except as set forth on Schedule 2.7, as contemplated by this Agreement or any of the Related Documents, since July 31, 2014:

(a) there has not been any material adverse change in the Company’s Business, financial condition or operations;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s assets (whether or not covered by insurance);

(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any of its securities, and the Company has not repurchased, redeemed or otherwise reacquired any of its securities;

(d) there has been no amendment to the Company’s certificate of formation or operating agreement, and the Company has not effected or been a party to any acquisition, recapitalization, reclassification of shares or similar transaction;

(e) the Company has not made capital expenditures which exceed $25,000 in the aggregate;

(f) the Company has not (i) acquired, leased or licensed any right or other asset from any other Person; (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s past practices;

(g) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $10,000;

(h) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company’s past practices;

(i) the Company has not (i) lent money to any Person (other than the extension of trade credit or pursuant to routine travel advances made to employees in the ordinary course of business) or (ii) incurred or guaranteed any indebtedness for borrowed money;

(j) the Company has not (i) established or adopted any employee benefit plan; (ii) paid any bonus; or (iii) made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees in excess of $10,000;

(k) the Company has not changed any of its methods of accounting or accounting practices in any respect or made any Tax election;

(l) the Company has not commenced or settled any Proceeding;

(m) the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices;

(n) the Company has not entered into any Contract that would constitute a Material Contract;

(o) there has been no acceleration, termination, material modification to or cancellation of any Contract that (i) constitutes a Material Contract, or (ii) would have constituted a Material Contract prior to such event, if the Company were bound thereby on the date hereof;

(p) the Company has not sold, issued or authorized the issuance of (i) any of its membership interests or other equity interests or securities, (ii) any option or right to acquire any of its membership interests or other equity interests or securities, or (iii) any instrument convertible into or exchangeable for any of its membership interests or other equity interests or securities; and

(q) the Company has not agreed or committed to take any of the actions referred to in clauses (c) through (p) of this Section 2.7.

The parties acknowledge that as set forth in Section 1.3, all cash held by Seller on behalf of the Company shall be deemed transferred to Seller immediately prior to the Closing, and such transfer shall not be deemed to constitute a change pursuant to this Section 2.7.

2.8	Compliance with Law; Permits

(a) As of the date hereof, the Company is in compliance, in all material respects, and its business has been conducted, and it has owned, used, operated and maintained its properties, rights and assets, and all of its property, rights and assets have been owned, used, operated and maintained, in compliance, in each case, in all material respects, with all applicable Laws, including applicable Governmental Authority rules and regulations and consumer disclosure regulations and unfair and deceptive advertising practices regulations relating to its business, and the Company has been in good standing, in all material respects, with all Governmental Authorities applicable to and in connection with its conduct or operation of its business, except as set forth on Schedule 2.8(a).  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company has not, nor has any of its officers or employees, received since January 1, 2011, any judgment or written notice or complaint from any Governmental Authority or any other Person that the Company or its business is not in compliance with any Law and (B) to the Seller’s Knowledge, no claims have been alleged or threatened asserting the Company’s violation of, liability for or potential responsibility under any Law.

(b) The Company has complied in all material respects since January 1, 2011, and is in compliance in all material respects, with all Permits (including Gaming Licenses) required under Law for the conduct of the Business, except as set forth on Schedule 2.8(b).  There have been no proceedings to rescind or suspend any of the Company’s Permits (or Gaming Licenses since January 1, 2011), and, to the Knowledge of the Company, there are no facts, which if known to the applicable Governmental Authorities, would be reasonably likely to result in the rescission or suspension of any such Permits (or Gaming Licenses).

(c) To the Seller’s Knowledge, no Gaming Authority is investigating, or has concluded, that the Company, or any of its managers, officers, key employees or Persons performing management functions similar to officers and partners, has breached any relevant Gaming Law or any applicable condition on, or conduct restriction in relation to, any of the Gaming Licenses.

(d) The Company has not, nor to the Seller’s Knowledge, have any of its officers, managers, equity holders or employees directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property or services in violation of any legal requirement, including the Foreign Corrupt Practices Act, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company in accordance with GAAP.

2.9	Customer Information; Data Security

(a) The Company has internal policies and procedures intended to reasonably (i) ensure the security, integrity and confidentiality of personal information of its customers, members or subscribers; (ii) protect against any anticipated threats or hazards to the security or integrity of such information; and (iii) protect against unauthorized disclosure, access to or use of such information.  To the Knowledge of Seller, since January 1, 2011: (i) the Company has been in compliance, in all material respects, with the Payment Card Industry Data Security Standards (“PCI-DSS”) to the extent the Company processes, stores or transmits credit card or other financial information of its customers; and (ii) except as set forth on Schedule 2.9 or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there have not been any breaches of such internal policies and procedures.

(b) The Company is in compliance, in all material respects, with each of its data security and data use policies, if any, and any applicable privacy policies adopted by it, and it has obtained all required customer consents or provided customers with the opportunity to opt-out relating to the collection, use or disclosure of personal information in connection with the conduct of its business, as may be required under Law or its privacy policies.

(c) The Company is in compliance, in all material respects, with any provisions in its Contracts with third parties that provide it with consumer data that impose conditions and restrictions on the collection, use, disclosure and security of personal information by the Company.

(d) The Company is in compliance, in all material respects, with all data security and other requirements, rules and regulations of the various credit card associations applicable to the Company in connection with the performance of its business.

(e) To the extent required by Law, (i) the Company has established and maintains a procedure for the creation of legally enforceable consumer customer payment consents and authorizations for material and relevant business operations; and (ii) the Company maintains appropriate paper, audio recording and/or electronic records of such consumer customer payment consents and authorizations which establish their legal effectiveness in all material respects, including in connection with any action or request from a Governmental Authority or any credit card or electronic funds transfer payment association.

(f) (i) To the extent required by Law, all consumer customer payment consents and authorizations are currently in force and legally effective, and shall remain so immediately after the date hereof; and (ii) there is no provision of Law, judgment, the rules of payment associations, or the terms of a payment consent or authorization, or the terms of any Contract with a third party that requires notice to, or consent of, a consumer customer or any other Person in order to continue the effectiveness and validity of the consent or authorization after the date hereof.

(g) The Company has complied in all material respects since January 1, 2011 with all applicable laws and internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or by third parties on behalf of or having authorized access to the records of the Company. The Company has not received any written complaint regarding the Company's collection, use or disclosure of personally identifiable information. To the Seller’s Knowledge, the Company has not experienced any breach of security or unauthorized access by third parties to personally identifiable information in the Company's possession, custody or control.

2.10	Litigation

Except (a) as set forth on Schedule 2.10 or (b) with respect to any investigation under the HSR Act or applicable Antitrust Laws or Gaming Laws relating to the transactions contemplated in this Agreement, as of the date hereof, there is no Proceeding pending, or to the Knowledge of Seller, threatened in writing, against the Company that (i) involves the Company or any of its assets or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law, (ii) involves a claim in excess of $25,000, (iii) involves a claim for an unspecified amount or (iv) seeks injunctive relief or is reasonably likely to materially impair the ability of the Company to perform its obligations under this Agreement or otherwise challenges or may have the effect of preventing, making illegal or otherwise interfering with the transactions contemplated by this Agreement.  To the Seller’s Knowledge, except as set forth on Schedule 2.10, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding.  Except as set forth on Schedule 2.10, to the Knowledge of Seller, as of the date hereof, there are no outstanding writs, judgments, injunctions, decrees, settlement agreements or similar orders by which the Company or any of its assets or properties are bound.  To the Knowledge of Seller, as of the date hereof, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.

2.11	No Undisclosed Liabilities

Except as set forth in the Compiled Financial Information (or the notes thereto) or as set forth on Schedule 2.11, to the Knowledge of Seller, as of the date hereof, the Company has no material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which is required by GAAP to be reflected in a balance sheet and which is not accrued or reserved against in the July 27, 2014 balance sheet included in the Compiled Financial Information or set forth in the notes to any of the Compiled Financial Information, other than liabilities or obligations otherwise specifically disclosed in this Agreement or in the Disclosure Schedules hereto, or (ii) liabilities of the following types, to the extent arising in the ordinary course of business:

(a)	payables to vendors for merchandise and gift cards;

(b)	sales taxes payable;

(c)	accrued payroll (including accrued PTO, accrued payroll taxes and related accruals);

(d)	customer deposit liabilities; and

(e)	Marriott Rewards deferred development revenue.

2.12	Employee Matters

(a) Schedule 2.12(a) lists each material Benefit Plan sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any Company Employee, and separately identifies each Benefit Plan that is a Compensatory Arrangement.  Each Benefit Plan has been operated and administered in all material respects in accordance with applicable Laws.  Seller has made available to Purchaser (i) with respect to each Benefit Plan that is not a Compensatory Arrangement, disclosure adequate for Purchaser to understand the scope, nature and material attributes of such Benefit Plan and (ii) with respect to each Benefit Plan that is a Compensatory Arrangement, a true and complete copy of each writing constituting a part of such Compensatory Arrangement, including all plan documents and amendments thereto (and where no such copy exists, an accurate description thereof).

(b) All Benefit Plans other than Compensatory Arrangements are sponsored or maintained by Seller or an Affiliate of Seller (other than the Company), and the Company will have no liability thereunder from and after the Closing.

(c) (i) Each Benefit Plan (A) has been established, and through, the date hereof, has been maintained and administered, in material compliance with its terms and applicable Laws, including applicable provisions of ERISA and the Code and (B) that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the IRS, or, if the Benefit Plan is in the form of a volume submitter or  prototype plan, can rely on an opinion letter from the IRS to the volume submitter or prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code; and (ii) to the Knowledge of Seller, as of the date hereof, no event has occurred and no condition exists that would subject the Company by reason of its affiliation with any member of its “controlled group” (defined as any organization that is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Law.

(d) Except as set forth on Schedule 2.12(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event such as termination of employment) (i) result in any material payment becoming due to any Company Employee under any Compensatory Arrangement; (ii) materially increase any benefits to Company Employees otherwise payable under any Compensatory Arrangement; (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits to Company Employees under any Compensatory Arrangement; or (iv) could reasonably be expected to result in an obligation to materially accelerate the funding of, or contribution to, any Compensatory Arrangement pursuant to applicable Law, regulation, contractual arrangement or otherwise.

(e) Except as set forth on Schedule 2.12(e), with respect to the Company Employees, (i) to the Knowledge of Seller, since January 1, 2011 there has been no strike, slowdown or work stoppage which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) the Company is not party to any collective bargaining agreement, and no labor union or similar organization currently represents the employees of the Company; and (iii) the Company has not, in the last 90 days, effectuated a “plant closing” or “mass layoff” as those terms are defined in WARN, without complying with the notice requirements and other provisions of WARN which would cause any liability to the Company with respect to Company employees.

(f) Schedule 2.12(f) contains a list of all salaried employees of the Company as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions.  The Company is not a party to any collective bargaining contract or other Contract with a labor union involving any of its employees.  All of the Company’s employees are “at will” employees.

(g) The Company is not materially delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company as of the date hereof or amounts required to be reimbursed for such employees.  The Company is, and since January 1, 2011 has been, in material compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, and wages and hours.  Except as set forth in Schedule 2.12(g), there are no charges of employment discrimination or unfair labor practices or strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending or, to the Knowledge of Seller, threatened against or involving the Company.  Except as set forth in Schedule 2.12(g), the Company is not subject to any judgment, consent decree, compliance order or administrative order or private settlement contract in respect of any labor or employment matters.  Except as set forth in Schedule 2.12(g), there is no enforceable policy, plan, program or custom or practice of paying severance pay or any form of severance compensation in connection with the termination of employees in excess of the statutory minimum provided for by applicable local law and no employee has a claim to severance, change in control or similar payment as a result of the consummation of the transaction contemplated herein.

(h) Schedule 2.12(h) identifies each consultant or independent contractor who provides services (whether part-time or full-time, regularly or semi-regularly) to the Company in any capacity other than as an employee thereof.

(i) Notwithstanding that the Company Employees have historically been paid by the Seller, the Company is the sole employer of the Company Employees, they are not employed by Seller or any of its other Affiliates, and no joint employer relationship exists.

2.13	Taxes

Except as set forth on Schedule 2.12(i), (a) (i) prior to April 3, 2012, the Company was a corporation for U.S. federal, state and local income tax purposes; (ii) from April 3, 2012 through May 7, 2013, the Company was disregarded as an entity separate from JMCK Corp. for U.S. federal, state and local income tax purposes; (iii) from May 7, 2013 through May 17, 2013, the Company was disregarded as an entity separate from SHC Parent Corp. (an S corporation) for U.S. federal, state and local income tax purposes; and (iv) from May 17, 2013 through the date hereof, the Company was disregarded as an entity separate from SHC Parent Corp. (a C corporation)  for U.S. federal, state and local income tax purposes, (b) all material Tax Returns required to be filed by or on behalf of the Company or with respect to the Business, or which include the Company or the Business, with respect to any taxable period ending on or before the Closing Date have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings), (c) such Tax Returns were true and complete in all material respects when filed, (d) all amounts shown on such Tax Returns as due, and all other material Taxes that have become due and payable by the Company or with respect to the Business, have been fully and timely paid, (e) neither the Company, nor Seller (or any Affiliate of Seller) with respect to the Business have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, (f) the Company and Seller (and any Affiliate of Seller) with respect to the Business have complied in all material respects with all applicable Laws relating to the collection or withholding of Taxes, (g) the Company is not a party to any Tax allocation or sharing agreement, (h) to the Knowledge of Seller, no material claim has been made in writing by any Tax Authority in a jurisdiction in which the Company, or Seller (or any Affiliate of Seller) with respect to the Business, does not file Tax Returns that any such person is or may be subject to taxation by that jurisdiction, (i) neither the Company, nor Seller (or any Affiliate of Seller) with respect to the Business, has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2), (j) the Company does not have any liability for the Taxes of any Person, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), or (iv) otherwise, and (k) there are no liens on any of the assets of the Company with respect to Taxes, other than Permitted Encumbrances.

2.14	Title to Assets

After giving effect to the transactions contemplated by the Transition Services Agreement and the IP License Agreement, the Company will have good and valid title to, or a valid leasehold interest in, all material tangible personal property required to conduct the Business as presently conducted, free and clear of all Encumbrances, except (i) as set forth on Schedule 2.14, (ii) for Permitted Encumbrances, (iii) for tangible personal property owned by Seller, its Affiliates or third parties and utilized in providing the services contemplated by the Transition Services Agreement. Such assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted. Except as set forth on Schedule 2.14, no material amount of assets or properties of the Company is escheatable to any Governmental Authority under any applicable Law, including uncashed checks to vendors, customers or employees, non-refunded overpayment amounts or credits.

2.15	Sufficiency of Assets

(a) Except as set forth on Schedule 2.15(a), the rights, services, properties and assets of the Company, and including those services provided to the Company pursuant to the Transition Services Agreement and any Intellectual Property license pursuant to the IP License Agreement and pursuant to Section 4.18(c), comprise all of the rights, services, properties and assets used in or necessary for the operations of the Business as it is conducted on the date hereof and are adequate in all material respects to conduct the business of the Company as presently conducted.

(b) All Inventory, whether or not reflected in the Compiled Financial Information, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Except as set forth on Schedule 2.15(b), all Inventory is owned by the Company free and clear of all Encumbrances, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

2.16	Real Property

(a) The Company does not own any real property.

(b) Schedule 2.16(b) sets forth a true and complete list of all real property and interests in real property (collectively, the “Leased Real Property”) used by the Company that are material to the continued operation of the Business, taken as a whole and as currently conducted, and each Contract pursuant to which any such real property interest arises (any such Contract, individually, a “Real Property Lease”).  Seller has made available to Purchaser true and complete copies of the Real Property Leases as in effect as of the date hereof.

(c) To the Knowledge of Seller, (i) each Real Property Lease is in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) neither Seller nor any of its Affiliates (including the Company) has received any written notice of any default under any of the Real Property Leases, except such defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the Knowledge of Seller, with respect to each parcel of Leased Real Property (i) the identified owner has a good and marketable leasehold estate to such parcel of real property, free and clear of any Encumbrance (except for Permitted Encumbrances); (ii) there are no pending or threatened Proceedings relating to the real property or other matters (including casualty) adversely affecting the current use, occupancy or value thereof; and (iii) there are no Contracts to purchase the parcel of real property, or any portion thereof, or interest therein.

2.17	Intellectual Property

(a) Schedule 2.17(a) sets forth a true, correct and complete list as of the date of this Agreement, of all (i) applications to register and all registered Intellectual Property owned, in whole or in part, by the Company (the “Registered IP”); and (ii)  other Intellectual Property that is not included in the Registered IP, but is owned, used or held for use by the Company and material to the conduct of the Business as currently conducted and contemplated to be conducted as of the date hereof (the foregoing items in (i) and (ii), collectively the “Company Intellectual Property”).

(b) Except as set forth on Schedule 2.17(c): the Company (i) is the sole and exclusive owner of all right, title and interest in and to the Company Intellectual Property, and (ii) has the valid and continuing rights to use, sell, convey, transfer, license and otherwise exploit all of the Company Intellectual Property, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Except as set forth on Schedule 2.17(c): (i) the Company Intellectual Property is valid and enforceable; (ii) the Registered IP is subsisting, and all necessary filing, examination, issuance, post registration and maintenance fees, taxes, annuities and the like that have become due in connection with the Registered IP have been timely paid and all necessary recordations and certificates in connection with each item of the Registered IP have been timely filed with the relevant Governmental Authority, and (iii) none of the Company Intellectual Property is subject to any outstanding judgment restricting the Company’s use or adversely affecting the Company’s rights in any way.

(d) As of the date hereof, the Company has not received a written claim or demand of any Person pertaining to, and there is no Proceeding pending or, to the Knowledge of Seller, threatened, which challenges the validity or Company’s ownership of or ability to use, sell, convey, transfer, license and otherwise exploit, any Company Intellectual Property.

(e) As of the date hereof (i) the conduct of the Business, as currently conducted and, to the Knowledge of Seller, contemplated to be conducted, does not and will not infringe, misappropriate or violate any rights of any Person, including rights in any Intellectual Property of such Person and (ii) to the Knowledge of Seller, no Person is infringing, misappropriating or violating the Company Intellectual Property.

(f) Except as set forth on Schedule 2.17(f), neither this Agreement nor the consummation of the transactions contemplated hereby will result, in any manner, in (i) the loss or impairment of any Company Intellectual Property or the Company’s rights therein; (ii) the grant to any third party of any rights in or with respect to any Company Intellectual Property; (iii) the prevention or impediment of the use by the Company of any Company Intellectual Property; or (iv) the Company being bound by, or subject to, any covenant not to compete, or obligated to pay any royalties or other amounts to compensate any third party for any Intellectual Property, other than for payments currently made by it under any license agreements.

(g) No material Trade Secrets included in the Company Intellectual Property (“Company Trade Secrets”) has been authorized to be disclosed or, to the Knowledge of the Seller, has been actually disclosed by the Company to any of its employees or former employees, independent contractors or any third Person other than pursuant to a binding confidentiality or non-disclosure agreement or similar confidentiality obligation. The Company has taken reasonable security measures, consistent with industry standards, to protect the secrecy, confidentiality and value of all Company Trade Secrets.  No employees, independent contractors or former employees of the Company, or any other third Persons have any right, interest or claims to any Company Intellectual Property, whether or not developed in the course of their employment or engagement (as applicable), based on contributions to the development of such Company Intellectual Property, or otherwise.

(h) The Company maintains or has third parties maintain on its behalf, reasonable and appropriate administrative, physical and technical security controls, for all information technology systems, networks, and equipment that it owns or otherwise has the right to utilize, in each case, related to, used in, held for use in, or intended to be used in connection with its Business (collectively, the "Hosting Computer Systems") that are intended to help safeguard the Hosting Computer Systems against the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks), unauthorized activities of any employee, hackers or any other Person.  The Hosting Computer Systems have not suffered any material performance failure within the past three (3) years and are reasonably secure against intrusion.  The Hosting Computer Systems perform in all material respects as currently required by the Company for use in connection with its Business.

(i) The Seller is the sole and exclusive owner of all right, title and interest to the proprietary software application developed by Seller and used in the Business of Company (“Seller Developed Software”), contemplated to be licensed to Company pursuant to Section 4.18(c) and the grant of such license as contemplated by Section 4.18(c) will not infringe, misappropriate or violate the rights of any Person.  Seller makes no other representations or warranties with respect to the Seller Developed Software, which is otherwise provided “AS IS.”

2.18	Contracts

(a) Except as set forth on Schedule 2.18(a), as of the date hereof, the Company is not a party to any written Contract:

(i) relating to any employment, consulting or similar arrangements requiring payment by the Company of base annual compensation in excess of $100,000;

(ii) pursuant to which the Company has incurred any indebtedness for borrowed money, committed to incur indebtedness for borrowed money, or guaranteed indebtedness of any other Person in an amount in excess of $50,000;

(iii) that require the Company or any of its Affiliates to purchase or sell a stated portion of the requirements or outputs of the Business or that contain "take or pay" provisions;

(iv) with employees, independent contractors or consultants (or similar arrangements);

(v) that, by its terms, grants an Encumbrance upon any asset of the Company having a fair market value in excess of $50,000;

(vi) that, by its terms, provides for the sale, assignment, license or other disposition of any asset or right of the Company that is material to the Business, taken as a whole and as currently conducted, other than in the ordinary course of business;

(vii) pursuant to which the Company has the right to market or sell the Business’s products and services to the customers of such Contract counterparty, other than (A) Contracts under which the Company received less than $50,000 in net revenues during the full twelve-month period ended on June 30, 2014 and (B) Contracts under which the Company reasonably expects to receive less than $50,000 in net revenues during any twelve-month period ending after the Closing Date;

vii) that, by its terms, requires the payment by or on behalf of the Company after the Closing Date in excess of $50,000 during any twelve month period ending after the Closing Date, or the delivery by the Company after the Closing of goods or services with a fair market value in excess of $50,000 during any twelve-month period ending after the Closing Date or provides for the Company to receive any payments in excess of $50,000 during any twelve month period ending after the Closing Date, in each case, other than those Contracts required to be disclosed pursuant to Section 2.18(a)(iv);

(ix) that create a broker, distributor, dealer, manufacturer's representative, franchise, agency or sales promotion relationship;

(x) with an insurer, reinsurer, underwriter or other provider who underwrites or otherwise offers insurance that is issued or sold by the Company;

(xi) with a provider of data-processing or similar services in connection with marketing of the products or services of the Company, other than those Contracts that are not material to the Business, taken as a whole and as currently conducted;

(xii) that, by its terms, contains any covenant or provision currently in effect prohibiting the Company from engaging, in any material respect, in any material line of business or competing, in any material respect, with any Person in any geographic area;

(xiii) that is a partnership or joint venture agreement in which the Company participates as a general partner or joint venturer;

(xiv) pursuant to which the Company has advanced or loaned any amount to any of its directors, officers or employees outside the ordinary course of business;

(xv) with any Significant Customer or Significant Supplier;

(xvi) under which (i) the Company has the right to use any Intellectual Property of a third party that is material to the conduct of the Business (other than off-the-shelf, non-customized software licensed under shrink wrap agreements, for which Company and its Subsidiaries pays less than $50,000 in licensing or other fees per software title per annum) and (ii) the Company or any of its Subsidiaries has granted the right to use any of its material Company Intellectual Property to a third party; or

(xvii) any outstanding written commitment to enter into any agreement of the type described in the foregoing subsections of this Section 2.18(a).

(b) Except as set forth on Schedule 2.18(b), each Contract that is listed in Schedule 2.18(a) (each, a “Material Contract”) is in full force and effect and constitutes the legal, valid and binding obligation of the Company and, to the Knowledge of Seller, each other party thereto, enforceable against such party in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.  As of the date hereof, neither the Company nor, to the Knowledge of Seller, any other party to any Material Contract, is in breach of, or in default under, such Material Contract.  To the Knowledge of Seller, as of the date hereof, no party has given any written notice of termination or cancellation of any Material Contract or that it intends to assert a breach of, or seek to terminate or cancel, any Material Contract as a result of the transactions contemplated hereby. The Company has made available to Purchaser a true and complete copy of each Material Contract, as in effect on the date hereof.

(c) Except as set forth on Schedule 2.18(c), no Person is currently renegotiating any material amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

(d) The Material Contracts collectively constitute all of the Contracts necessary to enable the Company to conduct its business in substantially the manner in which such business is currently being conducted, except in respect of the services to be provided under the Transition Services Agreement.

2.19	Insurance

(a) Schedule 2.19(a) contains a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance policies related to the Business in force as of the date hereof with respect to the insurance of the properties and liabilities of the Company.  To the Knowledge of Seller, as of the date hereof, such policies are in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.

(b) With respect to each policy of insurance listed on Schedule 2.19(a), as of the date hereof, (i) neither Seller nor any of its Affiliates (including the Company) has received any written notice that such policy has been or shall be canceled or terminated, and, (ii) subject to Section 4.9, no such policy will terminate or lapse by reason of the transactions contemplated by this Agreement.  Except as set forth on Schedule 2.19(b), with respect to such policies, from January 1, 2011 until the date of this Agreement, there have not been any claim(s) brought by the Company in which the applicable insurer has denied coverage in writing.

2.20	Environmental Matters

Except as set forth on Schedule 2.20, to the Knowledge of Seller, as of the date hereof, (a) the Company has obtained all Permits required by Environmental Laws for the operation of the Business (collectively, “Environmental Permits”); (b) the Company is in compliance with all applicable Environmental Laws and Environmental Permits in all material respects; and (c) there are no Proceedings pending or, to the Knowledge of Seller, threatened in writing against the Company alleging the violation of or noncompliance with any applicable Environmental Laws that would, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.21	Related-Party Agreements

Except as set forth on Schedule 2.21 or contemplated by this Agreement, no Related Party of the Company (a) has any direct or indirect interest in any material asset used in the Business except for assets used in providing the services contemplated by the Transition Services Agreement, (b) is indebted to the Company; (c) is competing, directly or indirectly, with the Company; (d) has any claim or right against the Company (other than rights to receive compensation for services performed as an employee); or (e) since January 1, 2011, has entered into or has had any direct or indirect financial interest in, or has been a party to any Contract with the Company that calls for the payment by or on behalf of the Company in excess of $10,000 per annum, or the delivery by the Company of goods or services with a fair market value in excess of $10,000 per annum, or provides for the Company to receive any payments in excess of, or any property with a fair market value in excess of, $10,000 per annum.  For the purposes of this Section 2.21, each of the following shall be deemed to be a “Related Party”: (i) each individual who is an officer of the Company; (ii) each member of the immediate family of such officer; (iii) any Affiliate of the Company; and (iv) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses (i) and (ii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

2.22	Brokers and Finders

Except as set forth on Schedule 2.22, neither Seller nor any of its Affiliates (including the Company) has employed, nor is it subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement, in each case, for which either Purchaser or the Company will have liability following the Closing.

2.23	No Other Business

The Business constitutes and has, at all times, constituted all of the business activities of the Company.  The Company has never owned, operated, or otherwise engaged or participated in any business activities other than the Business.  The Company has conducted and operated the Business only through itself and not through any other divisions or any direct or indirect subsidiary or Affiliate.

2.24	Accounts Receivable

The Accounts Receivable reflected on the Interim Compiled Financial Information and the Accounts Receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) to the Seller’s Knowledge, constitute only valid, undisputed claims of the Company not subject to claims of set off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to the reserve for uncollectible receivables shown on the Interim Compiled Financial Information or, with respect to Accounts Receivable arising after the date of the Interim Compiled Financial Information, on the accounting records of the Business, are, to the Seller’s Knowledge, collectible in full within 120 days after billing.  The reserve for bad debts shown on the Interim Compiled Financial Information or, with respect to Accounts Receivable arising after the date of the Interim Compiled Financial Information, on the accounting records of the Business have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

2.25	Significant Customers and Suppliers

(a) Schedule 2.25(a) sets forth (i) a true, correct and complete list of the four (4) largest customers of the Business during the twelve-month period ended on June 29, 2014 (each individually, a “Significant Customer” and collectively, the “Significant Customers”); (ii) the amount of revenue recognized from each such Significant Customer during such period; (iii) the percentage of the total revenues represented by sales to each such Significant Customer during such period; (iv) a true, correct and complete list of the ten (10) largest suppliers of the Business during the twelve-month period ended on June 29, 2014 (each individually, a “Significant Supplier” and collectively, the “Significant Suppliers”); and (v) the amount for which each Significant Supplier invoiced the Company during such period.

(b) Except as set forth on Schedule 2.25(b), no Significant Customer and no Significant Supplier are parties to any Contract listed on Schedule 2.21.

(c) Except as set forth on Schedule 2.25(c), since January 1, 2014, no Significant Customer or Significant Supplier has canceled or otherwise terminated or, to Seller’s Knowledge, threatened in writing to cancel, terminate or materially curtail, its relationship with Seller or the Company, and, to Seller’s Knowledge, neither Seller nor the Company has received written notice from any Significant Customer or Significant Supplier (whether as a result of the transactions contemplated hereby or otherwise) that such Person intends to stop or materially curtail trading with the Business, or will cancel or materially alter or modify the terms and conditions upon which it is prepared to trade with the Business.  Subject to applicable Law, Seller has provided Purchaser with true, correct and complete copies of all Contracts relating to any Significant Customer or any Significant Supplier of the Company and the Business.

(d) As of the date hereof, there are no unresolved material disputes with Significant Customers or Significant Suppliers regarding payments, goods or services owed or delivered.

(e) Schedule 2.25(e) sets forth, in respect of each of the Company’s clients as of the date hereof, a true and complete list of (i) the Gift Card Cash of such client as of July 27, 2014, (ii) the amount of client deposits received from such client in cash for the purpose of purchasing gift cards since July 27, 2014, (iii) the value of related gift card purchases since July 27, 2013 and (iv) the resulting Gift Card Cash as of the date hereof.

2.26	Solvency

Each of Seller, SHC Parent Corp. and Seller Parent are Solvent, and will be Solvent following the consummation of the transactions contemplated by this Agreement.

2.27	No Additional Representations

Except for the representations and warranties of the Company contained in this Agreement, neither Seller nor the Company is making and has not made, and no other Person is making, or has made, on behalf of Seller or the Company, any express or implied representations or warranties in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations or warranties on behalf of Seller or the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

3.1	Incorporation and Authority of Purchaser

Purchaser is a corporation duly incorporated, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, except where the failure to be in good standing would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

3.2	Authority; Execution and Delivery; Enforceability

Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the Related Documents to which it will be a party, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement has been, and in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby has been and the consummation of the transactions contemplated by the Related Documents to which it will be a party will be when delivered, duly and validly authorized by all requisite corporate action on the part of Purchaser.  This Agreement has been, and upon its execution and delivery each of the Related Documents to which Purchaser will be a party, will be, duly and validly executed and delivered by Purchaser.  This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which Purchaser will be a party, will constitute, assuming that this Agreement and each of the Related Documents to which any third party will be a party have been duly authorized, executed and delivered by such third party, as applicable, a valid and binding obligation of Purchaser enforceable against it in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

3.3	No Conflict; Consents

(a) The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby, will not, (i) violate any provision of the certificate of formation or operating agreement (or other comparable governing documents) of Purchaser; (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination, amendment, modification, acceleration or cancellation of obligations) under, any of the terms, conditions or provisions of any material Contract, to which Purchaser is a party or by which any of its properties or assets are bound; or (iii) assuming that all consents, waivers, approvals, authorizations and other Permits have been obtained and all filings, registrations and notifications have been made, each as contemplated by Section 2.5(b) and/or Section 3.3(b), violate any Law applicable to Purchaser or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, except for (i) compliance with all applicable Antitrust Laws; (ii) as may be required as a result of any facts or circumstances related to Seller the Company or their respective Affiliates; and (iii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications which, if not made or obtained, would not prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

(c) Neither Purchaser nor any of its Affiliates owns interests in any Person or is aware of any facts or circumstances (including any possible other transaction pending or under consideration by Purchaser or any of its Affiliates) which (i) reasonably could be expected to prevent or materially impair or delay (A) the ability of Purchaser to obtain the consents, authorizations, orders or approvals of the applicable Governmental Antitrust Authorities without any structural or conduct relief or (B) the consummation of the transactions contemplated by this Agreement or (ii) could cause any Governmental Authority responsible for the enforcement of Antitrust Laws to seek to (A) prevent or materially impair or delay the consummation of the transactions contemplated hereby or (B) impose a condition or conditions that could, individually or in the aggregate, have a Material Adverse Effect.

3.4	Litigation

There are no Proceedings pending or, to the Knowledge of Purchaser, threatened in writing by or against or affecting Purchaser or any of its Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which Purchaser or any of its Affiliates, or any of their respective assets or properties, are bound, in either case that could prevent or materially impair or delay Purchaser’s ability to consummate the transactions contemplated hereby.

3.5	Availability of Funds

Purchaser has sufficient cash on hand which, together with borrowings available under existing revolving credit facilities, is sufficient for Purchaser, when required, to (a) pay an amount in cash equal to the Closing Payment, (b) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement and (c) satisfy all other payment obligations of Purchaser contemplated hereunder.

3.6	Brokers and Finders

Except as set forth on Schedule 3.6, neither Purchaser nor any of its Affiliates has employed, nor is it subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates will have liability following the Closing.

3.7	Investment Intent

Purchaser is acquiring the Membership Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Membership Interests in a manner that would violate the registration requirements of the Securities Act or any similar provisions of any applicable Law.  Purchaser agrees that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.  Purchaser is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment), and (either alone or together with its representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.  Purchaser qualifies as an “accredited investor”, as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

3.8	No Additional Representations.

NONE OF PURCHASER OR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT.

ARTICLE IV
CERTAIN COVENANTS

4.1	Conduct of Business Prior to the Closing

(a) Except (i) with the written consent of Purchaser; (ii) as otherwise expressly permitted by the terms of this Agreement; or (ii) as required by Law, from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall (A) conduct its business in the ordinary course in substantially the same manner as currently conducted, and in material compliance with all Laws, and (B) use commercially reasonable efforts to preserve intact its present operations, organization and goodwill and to preserve its present relationships with customers, suppliers, Governmental Authorities and other Persons with whom the Company has similar relationships.

(b) Without limiting the generality of Section 4.1(a), from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except (w) with the written consent of Purchaser, (x) as otherwise expressly permitted by the terms of this Agreement, or (y) as required by Law, the Company shall not:

(i) transfer, issue, sell or dispose of any shares of capital stock or other equity interests of the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests of the Company;

(ii) effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company;

(iii) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company (other than incurrence of such indebtedness under the revolving credit facility of Seller Parent or equipment financing or trade credit in the ordinary course of business), guarantee any debt securities of another Person or enter into any arrangement having the economic effect of any of the foregoing; or (B) make any loans, advances or capital contributions to any other Person (other than transactions between the Company, on the one hand, and Seller Parent or one of its Subsidiaries, on the other hand, or the extension of trade credit in the ordinary course of business);

(iv) amend the certificate of formation or operating agreement (or other comparable governing documents) of the Company;

(v) mortgage, pledge, create or otherwise grant any Encumbrance on any property or assets (whether tangible or intangible) of the Company having a fair market value in excess of $10,000, other than Permitted Encumbrances;

(vi) (A) adopt, enter into, terminate or amend any Benefit Plan, other than, in the case of non-executive officer employees of any member of the Company, in the ordinary course of business, (B) increase the compensation or fringe benefits of, or pay any bonus to, any director, executive officer, employee or other service provider of the Company, (C) pay any benefit to any employee or independent contractor of the Company not provided for under any Benefit Plan, or (D) except as required pursuant to any Benefit Plan, fund or secure the payment of material compensation or benefits under any Benefit Plan;

(vii) terminate the employment of any employee or executive officer of the Company other than for material cause, or hire any new employee;

(viii) except as may be required by applicable Law or any such agreement as in effect as of the date hereof, enter into, amend or modify any collective agreement, works council agreement or any other agreement with representatives of any employees of the Company;

(ix) change the methods, principles or practices of accounting of the Company in any manner that would have a material and adverse impact on the Company, except as required by Law, any Governmental Authority or changes in GAAP;

(x) make, change or rescind any material Tax election; amend any material Tax Return or file any material claim for refund; settle or compromise any material Tax Liability of the Company; enter into any closing or similar agreement with respect to Taxes; or consent to any extension or waiver of the statute of limitations on the assessment or collection of any Tax;

(xi) transfer, sell or otherwise dispose of, or lease or exclusively license, any property or assets of the Company outside of the ordinary course of business for which the aggregate consideration paid or payable (A) in any individual transaction is in excess of $10,000 or (B) in the aggregate is in excess of $100,000;

(xii) purchase or otherwise acquire (whether by merger or otherwise), or lease or license, any property or assets outside of the ordinary course of business for which the aggregate consideration paid or payable (A) in any individual transaction is in excess of $10,000 or (B) in the aggregate is in excess of $100,000;

(xii) enter into or materially amend or modify or terminate any Material Contract or any Contract that, if it was in effect on the date hereof, would have been a Material Contract, or waive any material default under, or release, settle, or compromise any material claim against the Company or its Subsidiaries or any material liability owing to the Company or its Subsidiaries under any Material Contract or such other Contract;

(xiv) except in the ordinary course of business consistent with past practice, (i) make any capital expenditures in excess of $10,000 individually, or $100,000 in the aggregate or (ii) authorize any capital expenditure in excess of $10,000, individually or $100,000 in the aggregate, regardless of whether such expenditure is expected to be actually incurred before or after the Closing;

(xv) settle, release, waive or compromise any pending or threatened Proceeding;

(xvi) enter into, renew, modify or revise any Contract with any officer, director or employee of the Company, other than in the ordinary course of business; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

4.2	Efforts to Consummate

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur and to cause the conditions set forth in ARTICLE VII to be satisfied, including (i) defending against any Proceeding challenging this Agreement or the consummation of the transactions contemplated hereby and (ii) seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and non-appealable vacated or reversed; provided, however, that (A) no party shall be required to waive any of the conditions set forth in ARTICLE VII and (B) none of Purchaser, Seller nor any of their respective Affiliates (including the Company) shall be required to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (including financial, by divestiture of assets or otherwise) to any third Person.  Without limiting the foregoing, each party shall use its reasonable best efforts (subject to the provision in the immediately preceding sentence) to cause the Closing to occur within 15 days after the date hereof.

(b) In furtherance and not in limitation of the foregoing, each of Seller, Purchaser and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Antitrust Laws, Gaming Laws and the related regulations to consummate and make effective the transactions contemplated by this Agreement, and to comply as promptly as practicable with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby by any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust Laws or Gaming Laws (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority), including the following:

(i) obtaining any consent, authorization, order or approval of, or any exemption by, any Governmental Authority required to be obtained or made by Seller, Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement;

(ii) securing approval or clearance under all applicable Antitrust Laws; provided, however, that each of Seller, Purchaser and the Company shall take all actions necessary to ensure that no Governmental Authority (A) with the authority to clear, authorize or otherwise approve the consummation of the transactions contemplated by this Agreement fails to do so or (B) enters any decision, order, decree, ruling or injunction restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement, or at the request of Seller, litigating any such matter;

(iii) securing approval or clearance under all applicable Gaming Laws, including preparing and causing to be filed all required notices, initial applications and documents in connection with obtaining and maintaining the Gaming Licenses (including, where appropriate, indications of further information to come by supplementary filing), agreeing to comply with the terms and conditions of all such Gaming Licenses (including the maintenance of any existing Gaming Licenses); promptly and in good faith responding to, and causing their respective officers, managers, directors, members, stockholders and Affiliates to promptly and in good faith respond to, all requests for information by any Gaming Authority in connection with such applications and otherwise cooperating in good faith with each other and such Gaming Authorities;

provided, however, that nothing in this Section 4.2(b) shall require Purchaser, Seller or any of their respective Affiliates (including the Company) to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (including financial, by divestiture of assets or otherwise) to any third Person.

(c) For the avoidance of doubt, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller or Purchaser with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider, in good faith, the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.  Each Party further agrees to promptly advise the other Parties upon receiving any communication from any Antitrust Authority or Gaming Authority that causes such Party to believe that there is a reasonable likelihood that any approvals or consents required from such authority will not be obtained or that the receipt of any such approval will be materially delayed.

(d) During the period between the date hereof and the earlier of the Closing and the termination of this Agreement pursuant to ARTICLE IX in accordance with its terms, Seller and the Company will use their respective reasonable best efforts, and Purchaser will cooperate with Seller and the Company, to obtain the third-party consents to the consummation of the transactions contemplated by this Agreement under or with respect to the contracts, agreements, leases, Permits and other instruments enumerated on Schedule 4.2(d) (“Material Consents”).

(e) During the period from the date hereof and continuing until the earlier of the Closing and the termination of this Agreement pursuant to ARTICLE IX in accordance with its terms, except with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser and its Affiliates shall not do anything, including entering into any transaction (or making any antitrust or competition law filing in connection with such transaction), that could reasonably be expected to prevent or delay any filings or approvals required under applicable Antitrust Laws or Gaming Laws.

(f)  From time to time after the Closing Date, upon the reasonable request of Purchaser and without further consideration, Seller shall use its reasonable best efforts to take, or cause to be taken, all actions (including executing and delivering such further instruments and documents) and to do, or cause to be done, all things necessary or desirable under applicable Gaming Laws and the related regulations to comply as promptly as practicable with all legal requirements which may be imposed on Seller, and will use its reasonable best efforts to cooperate with Purchaser or its Affiliates (including the Company) with regard to Gaming Laws and the related regulations applicable to legal requirements which may be imposed on Purchaser or its Affiliates (including the Company), with respect to this Agreement and the transactions contemplated hereby by any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Gaming Laws (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority), including as described in Section 4.2(b) provided, however, that nothing in this Section 4.2(f) shall require Purchaser, Seller or any of their respective Affiliates (including the Company) to make any monetary expenditure, commence or participate in any litigation or offer or grant any accommodation (including financial, by divestiture of assets or otherwise) to any third Person.

4.3	Access to Information; Other Contacts

(a) From and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Company to, afford to Purchaser and its Representatives reasonable access, upon reasonable advance notice, during normal business hours to all the properties, books, Contracts, commitments, Tax Returns and records of the Company, and, during such period, shall furnish as promptly as practicable to Purchaser any information concerning the Company as Purchaser may reasonably request; provided, however, that (i) such access does not unreasonably disrupt the normal operations of Company, and (ii) neither Seller nor the Company is under any obligation to disclose to Purchaser or its Representatives any information the disclosure of which is restricted by applicable Law; provided, further, that Seller and the Company shall cooperate in good faith to seek commercially reasonable and appropriate substitute disclosure arrangements under circumstances in which disclosure is so restricted.  All information provided pursuant to this Section 4.3 shall remain subject in all respects, to the Confidentiality Agreement (as defined below).

(b) From and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Company to, cooperate with Purchaser in facilitating any in person or telephonic meetings (the “Due Diligence Meetings”) between the Purchaser and its Representatives on the one hand and  BofA, any Significant Customer, any Significant Supplier or any other third party that has a material relationship with the Business on the other hand, as may be reasonably requested by the Purchaser.

4.4	Confidentiality

(a) Purchaser acknowledges and agrees that all Confidential Information (as defined in the Confidentiality Agreement) is being provided subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) From and after the Closing, (a) the Company acknowledges and agrees that the Confidentiality Agreement shall terminate, and the obligations of the Parties with respect to Confidential Information shall be as set forth herein and (b) Seller shall, and shall cause its Affiliates, to treat and hold as confidential all of the Confidential Information and refrain from disclosing or using any of such Confidential Information, except that Seller may disclose such documents and information: (i) if required or requested to be disclosed under Law, order or regulation of a court or tribunal or Governmental Authority, including in any Tax Returns and (ii) if required in connection with the enforcement or defense of any right, remedy or claim relating to this Agreement or claims for indemnification made hereunder (including Third Party Claims). In the event that any such Person is requested or required (by oral question or request for information or documents in any Proceeding) to disclose any Confidential Information, such Person shall notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 4.4(b). If, in the absence of a protective order or the receipt of a waiver hereunder, any such Person is required under applicable law to disclose any Confidential Information to any Governmental Authority, such Person may disclose such Confidential Information to such Governmental Authority; provided, however, that such Person shall use commercially reasonable efforts to obtain, at the reasonable request of Purchaser and at Purchaser’s expense, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate.

4.5	Publicity

The parties hereto shall consult with each other before making any Current Report on Form 8-K, issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby. No party shall, and no party shall permit its Affiliates or its or their Representatives to, issue any press release or otherwise make any Current Report on Form 8-K or public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of Purchaser or Seller, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed).

4.6	Directors’ and Officers’ Indemnification and Insurance

(a) From and after the Closing, Purchaser shall, and shall cause the Company to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the Closing Date, an officer, manager or director (or a Person serving in a similar capacity) of the Company (the “D&O Indemnified Parties”) against any and all Losses arising out of or relating to any threatened or actual Proceeding based in whole or in part on or arising out of or relating in whole or in part to the fact that such person is or was an officer or director (or a Person serving in a similar capacity) of the Company whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, at or after, the Closing Date (the “D&O Indemnified Liabilities”), in each case, to the full extent that a limited liability company is permitted under applicable Law to indemnify its own officers, managers or directors (or Persons serving in similar capacities) and Purchaser shall, or shall cause the Company to, pay expenses in advance of the final disposition of any such action or proceeding to each D&O Indemnified Party; provided, however, that the Person to whom such expenses are advanced provides an undertaking to the Company to repay such advances if it is ultimately determined that such person is not entitled to indemnification.  Without limiting the foregoing, in the event that any such Proceeding is brought against any D&O Indemnified Party (whether arising before or after the Closing Date), (i) the D&O Indemnified Party may retain counsel satisfactory to it and reasonably satisfactory to Purchaser, and Purchaser shall, or shall cause the Company to, pay all fees and expenses of such counsel for the D&O Indemnified Party promptly as statements therefor are received and (ii) Purchaser and the Company will use all reasonable efforts to assist in the vigorous defense of any such matter; provided, however, that neither Purchaser nor Company shall be liable for any settlement effected without its prior written consent (which consent shall not unreasonably be withheld, conditioned or delayed).  Any D&O Indemnified Party wishing to claim indemnification under this Section 4.6 shall notify Purchaser upon learning of any such Proceeding (but the failure to so notify shall not relieve a Person from any liability which it may have under this Section 4.6 except to the extent such Person is materially prejudiced by such failure).  The parties hereto agree that all rights to indemnification hereunder, including provisions relating to advances of expenses incurred in defense of any Proceeding, existing in favor of the D&O Indemnified Parties with respect to matters occurring through the Closing Date shall continue in full force and effect for a period of not less than six years from the Closing Date; provided, however, that all rights to indemnification in respect of any D&O Indemnified Liabilities asserted or made within such period shall continue until the disposition of such D&O Indemnified Liabilities.

(b) The Seller shall maintain directors’ and officers’ and fiduciary liability insurance for the Company a period of six years following the Closing Date with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Closing Date, on terms materially consistent with the coverage under the Company’s existing directors and officers liability policy (true, correct and complete copies of which have been heretofore delivered to Purchaser.

(c) Purchaser and the Company shall not take any action directly or indirectly to disaffirm or adversely affect the provisions of the certificate of formation or operating agreement or any similar organizational documents or other written agreements of the Company that provide indemnification of and expense reimbursement to D&O Indemnified Parties.

(d) If Purchaser or the Company, or any of their respective successors or assigns, (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Company, as the case may be, shall assume all of the obligations of Purchaser or the Company, as applicable, set forth in this Section 4.6.

(e) The provisions of this Section 4.6 are (i) intended to be for the benefit of, and will be enforceable by, the D&O Indemnified Parties, and each such Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Purchaser and the Company and may not be terminated or amended in any manner adverse to such D&O Indemnified Parties without their prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Party may have by Contract or otherwise.

4.7	Seller Guarantees and Surety Bonds

From and after the date hereof, the parties hereto shall notify the other parties promptly (and in any event within 2 Business Days) upon becoming aware that any Surety Bonds or Seller Guarantees are outstanding. Seller shall, and shall cause its Affiliates to, (i) not take any action to terminate or withdraw such Surety Bonds or Seller Guarantees prior to the date that is 90 days following delivery of any notice contemplated hereby, and (ii) cooperate with Purchaser to (A) have surety bonds, performance bonds, guarantees, letters of credit or other credit or credit support arrangements or similar instruments (and any necessary collateral, indemnity or other agreements associated therewith) issued on behalf of Purchaser or one of its Affiliates in replacement of all such Surety Bonds (and all collateral, indemnity or other arrangements) and (B) cause Purchaser to be substituted in all respects for Seller and any Affiliate of Seller in respect of all Liabilities of Seller and its Affiliates (other than the Company) under each of the Seller Guarantees.

4.8	Company Bank Accounts; Inter-Company Accounts

(a) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Closing Seller and its Affiliates shall be permitted to engage in cash management activities commonly referred to as a “cash sweep”, pursuant to which Seller or any of its Affiliates may transfer any or all of the funds from the bank accounts of the Company to any bank account or accounts controlled by Seller or any of its Affiliates.

(b) On or prior to the Closing, the Seller shall cause all inter-company accounts, whether payables or receivables, between Seller or any of its Affiliates (other than the Company), on the one hand, and the Company on the other hand, to be eliminated (by way of capital contribution, cash settlement, deemed transfer pursuant to Section 1.3, or as otherwise determined by mutual agreement of Purchaser and Seller).

4.9	Insurance

Purchaser acknowledges that all insurance coverage for the Company under policies of Seller and its Affiliates shall terminate as of the Closing.  Purchaser shall procure, pay for and maintain insurance coverage for the Company effective from the Closing.

4.10	Termination of Related Party Agreements

Except for this Agreement and the Related Documents, at or prior to the Closing, all Contracts, written or oral, between the Company, on the one hand, and Seller or any of its Affiliates (other than the Company), on the other hand, shall be terminated without any further force and effect, and there shall be no further Liabilities or obligations of any of the relevant parties thereunder. On or prior to the Closing, the Company, Seller Parent and its Affiliates shall cause all Intercompany Liabilities to be terminated, except pursuant to this Agreement and the  Related Documents.

4.11	Certain Notices

(a) From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser shall promptly notify Seller in writing of (i) its Knowledge that any representation or warranty made by Purchaser in this Agreement being untrue or inaccurate or (ii) any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case that would reasonably be expected to result in any condition to the obligations set forth in Section 7.1 or Section 7.2 of this Agreement not to be satisfied.

(b) From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall promptly notify Purchaser in writing of (i) its Knowledge that any representation or warranty made by Seller in this Agreement being untrue or inaccurate, or (ii) any failure of Seller or the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, that would reasonably be expected to result in any condition to the obligations set forth in Section 7.1 or Section 7.3 of this Agreement not to be satisfied.

(c) From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall promptly notify Purchaser in writing of:

i. any other fact, circumstance, event or action the existence, occurrence or taking of which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or otherwise result in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.1 or Section 7.3 of this Agreement not to be satisfied;

ii. any written notice or other communication from any Person alleging that the consent of such Person is, or may be required, in connection with the transactions contemplated by this Agreement; and

iii. any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(d) A Party’s receipt of information pursuant to this Section 4.11 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any party in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules.

4.12	Employees

(a) For all purposes under the employee benefit plans of Purchaser and its Affiliates (including the Company) providing benefits to employees of the Company after the Closing Date, each Person who is, as of the Closing Date, an employee of the Company shall be credited with his or her years of service with the Company for any prior years of service, as applicable, after the Closing Date, to the same extent as such Person was entitled, before the Closing Date, to credit for such service under any similar Plans, except to the extent that such credit would result in a duplication of benefits.

(b) The parties hereto agree that nothing in this Section 4.12, whether express or implied, is intended to create any third party beneficiary rights in any current or former Company Employee, officer, director, consultant or other service provider or any individual associated therewith, and that all provisions set forth in this Section 4.12 are included for the sole benefit of the respective parties to this Agreement.  Furthermore, nothing in this Agreement shall be construed as an amendment to any Benefit Plan for any purpose.

(c) Seller shall take all actions reasonably necessary to transfer the employment of all Company Employees to the Company, if any.

(d) The parties hereto agree that:

i. the Seller shall pay (x) the salaried Company Employees for the pay period commencing August 24, 2014 and ending on and including the Closing Date, and (y) the hourly Company Employees for the pay period commencing August 17 and ending on and including September 6, in both cases on September 12, 2014, the date upon which such Company Employees would have been entitled to be paid in accordance with the Seller’s and the Company’s historical practices;

ii. the Seller shall pay the hourly Company Employees for the pay period commencing September 7 and ending on and including the Closing Date, no later than September 12, 2012; and

iii. the Purchaser shall cause the Company to pay the salaried Company Employees for the pay period commencing on the day immediately following Closing Date and ending September 13, 2014, on September 12, 2014.

4.13	Escrow Agreement

From and after the date hereof, the parties hereto shall use their commercially reasonable efforts and cooperate in good faith to negotiate and enter into the Escrow Agreement on or prior to the Closing.

4.14	Closing Balance Sheet

On or prior to the date that is 4 business days after the last day of the month in which the Closing Date occurs, the Seller shall deliver to the Company an unaudited compiled balance sheet of the Company as of the close of business on the Closing Date, calculated in a manner consistent with the Compiled Financial Information.  To the extent reasonably necessary in connection with the preparation of such balance sheet, the Company shall afford to Seller and its Representatives reasonable access, upon reasonable advance notice, during normal business hours to all the properties, books, Contracts, commitments and records of the Company, and, during such period, shall furnish as promptly as practicable to Seller any relevant information concerning the Company as Seller may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company.

4.15	Certain Matters Related to Inventory

From and after the Closing Date, the Seller shall, and shall cause its Affiliates to permit Purchaser, the Company or their respective Affiliates to enter on any premises on which any Inventory or other assets of the Company may be located, and without resistance or interference, take possession of such Inventory or other assets.

4.16	Shared Contracts

(a) After the Closing, Seller shall, and shall cause its Affiliates to, cooperate with Purchaser and its Affiliates, and use their respective reasonable best efforts, to cause any Contract (each, a “Shared Contract”) for which (i) the Company received benefits or services prior to Closing, (ii) the Company is not entitled to receive benefits or services after Closing, and (iii) replacement benefits or services are not within the scope of services contemplated to be provided under the Transition Services Agreement, to be assigned in part to the Company, Purchaser or one or more of the Purchaser’s designees, as applicable (if such Contract permits assignment in part), or if such Contract does not permit assignment, amended, in each case so that, (i) the Company shall be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to the Business, and (ii) Seller and/or one or more of its Affiliates shall be entitled to all other rights and benefits, and shall be responsible for all other Liabilities thereunder.

(b) Notwithstanding anything to the contrary set forth in this Agreement, (i) in no event shall Seller or any of its Affiliates be required to assign (or amend) any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so assigned by its terms or otherwise, or cannot be amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the parties shall, and shall cause their respective Affiliates to, take such other reasonable and permissible actions (including (A) entering into a subcontracting arrangement with the other party governing the parties’ relative obligations under such Shared Contract and (B) providing prompt notice to the other party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other party the ability to exercise any applicable rights under such Shared Contract) to cause (1) the Company or one or more of Purchasers’ Affiliates to receive the rights and benefits, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), of that portion of each such Shared Contract that relates to the Business and (2) Seller and/or one or more of its Affiliates to receive all other rights and benefits, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Shared Contract had been assigned (or amended) pursuant to Section 4.16(a).

(c) Each of the Seller, Purchaser and Company shall, and shall cause their respective Affiliates to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as assets owned by, and/or Liabilities of, as applicable, such party, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).  Nothing herein is intended to create a partnership, joint venture, agency, or other relationship creating fiduciary or quasi-fiduciary duties or similar duties and obligations or to subject the parties to joint and several or vicarious liability or to impose any duty, obligation, or liability that would arise therefrom.

4.17	Change of Name

Purchaser shall change the name of the Company to remove the word "SkyMall" and all derivatives thereof no later than the end of the term of the license granted pursuant to the IP License Agreement.

4.18	IT Migration; Perpetual License

(a) From and after the Closing Date, Seller shall cooperate with Purchaser and the Company to implement any hardware, software, services and documentation sourced by the Company as may be deemed required by the Company to support the Business of the Company, to the extent such hardware, software, services and documentation are substantially similar to those maintained by Seller as of the Closing Date including the items listed on Schedule 4.18, and to migrate all of the proprietary data of the Company contained therein into the systems (the “Migration”) in the Company’s control.  Until the completion of the Migration, Seller shall cooperate with Purchaser and the Company to assist in configuring and installing applications, configuring and testing connectivity and functionality of the Company’s websites, building databases, and migrating all of the Company’s client data into the new databases.  Seller agrees that, pursuant to the Transition Services Agreement, for a period of eighteen months following the Closing, Purchaser and the Company shall have access to the relevant source code, data, file systems and documentation necessary for running the Business of the Company, regardless of where the platform is hosted at the time.

(b) For the avoidance of doubt, the parties hereto agree that (i) the costs of the expenses of the Migration shall be borne solely by the Purchaser (or the Company) in accordance with the pricing terms of the Transition Services Agreement; (ii) the Migration shall be subject to the terms of the Transition Services Agreement, and (iii) to the extent the Migration would otherwise require the Seller to transfer or provide the benefits of any Shared Contract, the terms of Section 4.16 shall apply thereto.

(c) Seller hereby grants to Company a perpetual, royalty-free, fully-paid up, license to copy, modify, distribute, install, access, display and otherwise use the Seller Developed Software.  Seller will not provide any support or maintenance for the Seller Developed Software except as may be otherwise contemplated by the Transition Services Agreement.  Company understands and agrees that the implementation and use of the Seller Developed Software will require Company’s implementation and installation of certain third party hardware and software, which Company is responsible for obtaining as otherwise contemplated by this Section 4.18.

4.19	Transfer of Domains

Seller shall cooperate with Purchaser and the Company to cause all right, title and interest in the internet domains set forth under item 2 on Schedule 2.17(a)(ii) to be transferred to the Company for an aggregate consideration of $0.01 as soon as practicable.  Without limiting the foregoing, before and after the Closing, Seller shall, at the request of Purchaser or the Company, promptly execute such other documents or agreements as Purchaser or the Company may reasonably request to effectuate the foregoing. Until such time as such internet domains have been transferred in accordance with this Section 4.19, the Seller (a) hereby grants the Company a perpetual, royalty-free license to control and utilize such internet domains, and (b) agrees to cooperate with the Company to cause any relevant third parties to recognize such control and follow the instructions of the Company regarding such internet domains.

4.20	Further Assurances

Seller and Purchaser shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereunder.

ARTICLE V

TAX MATTERS

5.1	Tax Returns

Seller shall, or shall cause its Affiliates to, timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all income Tax Returns required to be filed by Seller or any of its Affiliates with respect to, or that include, the Company or the Business, with respect to any taxable period ending on or prior to the Closing Date (such Tax Returns, “Seller Tax Returns”), and shall pay all Taxes shown as due on such Tax Returns.  Purchaser shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed with respect to the Company or the Business (excluding for the avoidance of doubt any Seller Tax Returns), as applicable, (i) for all taxable periods ending after the Closing Date and (ii) any Straddle Period.

5.2	Transaction Taxes

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, value added, excise, stamp, registration and other such Taxes (including all applicable real estate transfer taxes) imposed by or payable to any jurisdiction or any Governmental Authority arising from the transactions contemplated hereby and the supply of transition services to the Company pursuant to the Transition Services Agreement, (collectively, “Transaction Taxes”), and any related costs for preparation of the relevant Tax Returns, shall be borne equally by Seller and Purchaser.  All necessary Tax Returns with respect to all such Transaction Taxes shall be prepared and filed by Purchaser, except where Seller Parent or any of its Affiliates is required by Law or the administration thereof to collect, report and remit such Transaction Taxes, in which case Purchaser shall render all reasonable requested assistance so that Seller can report and remit such Transaction Taxes. For the avoidance of doubt, Transaction Taxes do not include income Taxes. Purchaser and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Tax Authority as may be necessary to mitigate, reduce or eliminate any Transaction Tax that could be imposed.

5.3	Cooperation; Records Retention

(a) Seller Parent, Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns with respect to the Company and the Business, including by provision of any required power-of-attorney (or other form of authorization) and maintaining and making available to each other all records necessary in connection with Taxes, including in relation to audits of, or inquiries directed to, customers relating to transactional Taxes such as sales or use Taxes, and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(b) Seller and Purchaser shall, and shall cause their respective Affiliates to, retain all Tax Returns, schedules, and work papers and all material records and other documents relating thereto of the Company and with respect to the Business until the expiration of the later of (i) the seventh anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof.  Thereafter, the party in possession of such items shall not destroy or dispose of any such Tax Returns, schedules, work papers or any other material records or other documents relating thereto without giving written notice to the other party of such pending destruction or disposal and offering such other party the right to copy such documents and information.  The party in possession of such items shall be entitled to destroy or dispose of any such Tax Returns, schedules, work papers and all material records and other documents relating thereto described in such notice if the other party fails to request copies thereof within 90 days after receipt of the notice described in this Section 5.3(b).

5.4	Straddle Period

(a) For purposes of this ARTICLE V, in the case of any Straddle Period, the amount of (i) any Taxes based on or measured by income or receipts of the Company for the portion of such Straddle Period ending on the Closing Date shall be made on the basis of an interim closing of the books as of the end of the Closing Date and (ii) ad valorem Taxes and franchise taxes based on capitalization, debt, shares of stock or membership interests authorized, issued or outstanding, shall be allocated to the period ending on the Closing Date by taking the amount of such Taxes for the entire taxable period including the Closing Date, multiplied by a fraction the numerator of which is the number of days in such taxable period ending on and including the Closing Date and the denominator of which is the entire number of days in such taxable period; provided however, that if any property, asset or other right of the Company or the Business is sold or otherwise transferred prior to the Closing Date, then ad valorem Taxes pertaining to such property, asset or other right shall be attributed entirely to the portion of the Straddle Period ending on the Closing Date.

(b) Purchaser shall deliver to Seller a copy of any Tax Return of the Company or with respect to the Business for any Straddle Period, at least 45 calendar days prior to the due date of such Tax Return therefor (giving effect to any extension thereof), accompanied by an allocation between the portion of such Straddle Period ending on the Closing Date and the remainder of the Straddle Period of any Taxes shown to be due on such Tax Return.  Such Tax Return and allocation shall be binding on Seller, unless, within 20 calendar days after the date of receipt by Seller of such Tax Return and allocation, Seller delivers to Purchaser a written request for changes to such Tax Return or allocation.  Purchaser shall adopt and incorporate in said Tax Returns changes reasonably requested by Seller.  In the event that Purchaser disagrees with Seller’s written request for changes, it shall notify Seller in writing no more than five calendar days after its receipt of Seller’s written request for changes.  If Seller shall, within five calendar days after its receipt of notification of Purchaser’s disagreement, provide Purchaser with an opinion of an independent accounting firm reasonably satisfactory to Seller and Purchaser that substantial authority exists for the position advocated by Seller, Purchaser shall prepare the Tax Return consistent with the changes suggested by Seller.

(c) In the case of each Straddle Period Tax Return, not later than (i) five Business Days before the due date (including any extension thereof) for payment of Taxes with respect to such Tax Return or (ii) in the event of a dispute, five Business Days after the resolution thereof either by mutual agreement of the parties or by a determination of an independent accounting firm reasonably satisfactory to Seller and Purchaser, Seller shall pay to Purchaser the portion of the Taxes set forth on such Tax Return that are allocable to the portion of such Straddle Period ending on the Closing Date that has not been previously paid by Seller to Purchaser or to the appropriate Tax Authority, after giving effect to any agreement of the parties or any determination by the independent accounting firm, net of any payments made prior to the Closing Date in respect of such Taxes whether as estimated Taxes or otherwise.

5.5	Conduct After Closing

Purchaser shall not file or cause or permit the Company to file any amended return or other Tax Return, or take any action relating to a Tax Return (including the provision of an extension of the period of limitations for assessment of any Tax), with respect to any period ending on or prior to the Closing Date.

5.6	Termination of Tax Sharing Agreements.

Any and all Tax allocation or sharing agreements or other agreements or arrangements binding the Company shall be terminated with respect to the Company as of the day before the Closing Date and, from and after the Closing Date, the Company shall not be obligated to make any payment to Seller Parent or any Affiliate thereof or any Tax Authority or other Person pursuant to any such agreement or arrangement for any past or future period.

5.7	Tax Construction.

The parties hereto agree that for U.S. federal, state and local income tax purposes, they shall treat the sale by Seller of all of the Membership Interests to Purchaser as a sale by SHC Parent Corp. and a purchase by Purchaser of all of the assets of the Company.

ARTICLE VI

RESTRICTIVE COVENANTS

6.1	Non-Competition

(a) Seller agrees that:

i. for a period of four years from the Closing Date, it shall not, and shall cause Seller Parent and all direct and indirect subsidiaries of Seller Parent (collectively with the Seller, the “Seller Restricted Parties”) not to, engage in the Business anywhere in the United States (a “Business Competitive Activity”);

ii. for a period of four years following the Closing Date, it shall not, and shall cause the Seller Restricted Parties not to, engage in the Gaming Business with any of BofA, the Other Existing Partners, or any Persons listed on Schedule 1.7(a)(i); and

iii. for a period of two years following the Closing Date, it shall not, and shall cause the Seller Restricted Parties not to, engage in the Gaming Business with any Person that conducts commercial Gaming Activities.

(b) Notwithstanding the terms of Section 6.1(a), nothing in this Section 6.1 shall in any way prohibit or restrict:

i. Any Seller Restricted Party from performing any of its respective obligations under the Related Documents;

ii. Any Seller Restricted Party from owning up to an aggregate of 5% of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Business Competitive Activity (a “Business Competing Person”) so long as no Seller Restricted Party has any participation in the management of such Business Competing Person; or

iii. Any Seller Restricted Party from administering loyalty programs for any Seller Restricted Party.

6.2	Non-Solicitation

(a) Seller agrees that, from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) two years after the Closing Date, it shall not, and shall cause the other Seller Restricted Parties and any of their respective representatives or agents acting on their behalf not to, directly or indirectly, solicit for employment or induce any employee of the Company, Purchaser or its Affiliates to terminate his or her employment with the Company, Purchaser or any of its Affiliates, provided, however, that the foregoing shall not in any way prohibit or restrict (i) solicitations made by advertisements (including through one or more bona fide search firms) directed to the general public rather than specifically targeting any employees of the Business, Purchaser or its Subsidiaries; (ii) the solicitation of any employee who has been terminated by the Company, Purchaser or its Subsidiaries more than three months prior to such solicitation; (iii) the solicitation of any employee who has voluntarily left his or her employment with the Business, Purchaser or its Affiliates more than six months prior to such solicitation; or (iv) hiring of any employee who was not solicited in violation of this Section 6.2(a).

(b) Seller agrees that from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) three years after the Closing Date, it shall not, and shall cause the other Seller Restricted Parties and any of their respective representatives or agents acting on their behalf not to, directly or indirectly, solely in respect of the Business, endeavor to entice or divert any Person’s business away from the Company, or otherwise interfere with the Company’s relationship with any Person.

(c) Seller agrees that from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) three years after the Closing Date, it shall not, and shall cause the other Seller Restricted Parties and any of their respective representatives or agents acting on their behalf not to, directly or indirectly, solely in respect of the Gaming Business, endeavor to entice or divert the business with the partners set forth on Schedule 1.7(a)(i) away from the Company, or otherwise interfere with the Company’s relationship with the partners set forth on Schedule 1.7(a)(i).

(d) Seller agrees that from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) two years after the Closing Date, it shall not, and shall cause the other Seller Restricted Parties and any of their respective representatives or agents acting on their behalf not to, directly or indirectly, solely in respect of the Gaming Business, endeavor to entice or divert the business away from the Company, or otherwise interfere with the Company’s relationship with any Person that conducts commercial Gaming Activities.

6.3	Specific Performance; Severability

(a) Each of Seller and Purchaser acknowledges that the covenants set forth in Section 6.1 and Section 6.2 are essential elements of this Agreement and that, in the event of breach by any such party or its Affiliates of any of the applicable provisions of Section 6.1 or Section 6.2, monetary damages may not be adequate.  Therefore, Seller, on the one hand, and Purchaser, on the other hand, agree that the other party shall have the right, in addition to the other remedies as may be provided by applicable Law, to seek specific performance, injunctive relief and other equitable relief to prevent or restrain a breach of, or to enforce the other party’s obligations under, Section 6.1 and Section 6.2, which right to equitable relief will not be exclusive of, but will be in addition to, all other remedies to which such party may be entitled under this Agreement, at law or in equity (including the right to recover monetary damages).

(b) If any of the restrictions set forth in Section 6.1 or Section 6.2 is adjudicated by any court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, then such restriction shall nevertheless remain effective but, as to such jurisdiction only, shall be considered amended to have the broadest terms which such court of competent jurisdiction may find enforceable.

ARTICLE VII

CONDITIONS TO THE CLOSING

7.1	Conditions to Each Party’s Obligations

The respective obligations of Purchaser and Seller to consummate the purchase and sale of the Membership Interests are subject to the satisfaction or written waiver by Purchaser and Seller (to the extent such conditions can be waived), at or prior to the Closing, of the following conditions:

(a) no applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

(b) Escrow Agreement.  The Escrow Agent shall have executed and delivered the Escrow Agreement.

7.2	Conditions to Obligations of Seller

The obligations of Seller to consummate the purchase and sale of the Membership Interests are subject to the satisfaction or written waiver by Seller (to the extent such conditions can be waived), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties of Purchaser.  (i) The representations and warranties of Purchaser set forth in Section 3.1 (Incorporation and Authority of Purchaser); Section 3.2 (Authority; Execution and Delivery; Enforceability); and Section 3.6 (Brokers and Finders) of this Agreement shall be true and correct in all respects at and as of the Closing Date, as though made as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), and (ii) all other representations and warranties of Purchaser set forth in ARTICLE III of this Agreement shall be true and correct  (without giving effect to any limitation as to “materiality” or “material adverse effect”) at and as of the Closing Date, as though made as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to prevent or materially impair the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b) Performance of Obligations of Purchaser.  Purchaser shall have performed or complied, in all material respects, with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing.

(c) Officer’s Certificate.  Purchaser shall have delivered to Seller a certificate dated as of the Closing Date, signed by a duly authorized officer of Purchaser, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Ancillary Agreements.  Purchaser or its applicable Affiliates shall have executed and delivered the Related Documents to which it is a party.

7.3	Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the purchase and sale of the Membership Interests will be subject to the satisfaction or written waiver (in whole or in part) by Purchaser (to the extent such conditions can be waived), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties of Seller.  (i) The representations and warranties of Seller set forth in Section 2.1 (Organization; Standing; Qualification and Power); Section 2.2 (Authority; Execution and Delivery; Enforceability); Section 2.3 (Capitalization and Company Subsidiaries); Section 2.4 (Ownership of Membership Interests); Section 2.15 (Sufficiency of Assets) and Section 2.22 (Brokers and Finders) of this Agreement  shall be true and correct in all respects at and as of the Closing Date, as though made as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified) and (ii) all other representations and warranties of Seller set forth in ARTICLE II of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) at and as of the Closing Date, as though made as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct on the date so specified), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Performance of Obligations of Seller and the Company.  Each of Seller and the Company shall have performed or complied, in all material respects, with all obligations and covenants required by this Agreement to be performed or complied with by Seller or the Company, as applicable, at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, no event, effect, circumstance, change, occurrence, fact or development shall have occurred, come into existence or become known that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officer’s Certificate.  Seller shall have delivered to Purchaser a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

(e) Ancillary Agreements.  Seller or its applicable Affiliates shall have executed and delivered the Related Documents to which they are a party.

(f) Gaming Approvals.  The consents and approvals set forth on Schedule 7.3(f) shall have been obtained on terms reasonably satisfactory to Purchaser in its sole and absolute discretion and shall continue in full force and effect without any restriction, condition or limitation.

(g) Other Material Consents.  The consents and approvals from third parties listed on Schedule 7.3(g) shall have been obtained on terms satisfactory to Purchaser in its sole and absolute discretion and shall continue in full force and effect without any restriction, condition or limitation.

(h) Transfer of Domains. Seller shall have provided evidence reasonably satisfactory to the Purchaser that it has taken all actions necessary on its part to consummate the transfer to the Company of all right, title and interest in the internet domains set forth on Schedule 7.3(h).

(i) Termination of Intercompany Liabilities.  There shall be no Intercompany Liabilities outstanding except for Liabilities associated with the Related Documents and this Agreement.

(j) Guarantee.  The Guarantee shall remain in full force and effect.

(k) Termination of Debt Obligations and Liens.  Seller shall have delivered evidence reasonably satisfactory to Purchaser that (i) the Company and all of its assets have been released from any and all obligations and security interests arising under the SMXE Documents, (ii) SMXE Lending, LLC has agreed to file a UCC-3 termination statement terminating any UCC-1 financing statement naming the Company as debtor and SMXE Lending, LLC as secured party, promptly up on receipt of the relevant pay-off amount, and (iii) the Membership Interests are no longer subject to any obligations or security interests arising under the SMXE Documents.

7.4	Frustration of Closing Conditions.

Neither Seller nor Purchaser may rely, either as a basis for not consummating the purchase and sale of the Membership Interests or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach, in any material respect, of any provision of this Agreement or failure to use all the requisite efforts required to consummate the transactions contemplated hereby, as required by and subject to Section 4.2 and any other applicable provisions of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1	Survival

The representations and warranties set forth in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Section 8.2 or Section 8.3, shall survive the Closing solely for purposes of this ARTICLE VIII and shall terminate as of 5:00 p.m. Eastern Time on the second anniversary of the Closing Date (the “Survival Date”) and shall thereafter be of no further force or effect; provided, however, that the representations and warranties set forth in Section 2.1 (Organization; Standing; Qualification and Power; No Subsidiaries); Section 2.2 (Authority; Execution and Delivery; Enforceability); Section 2.3 (Capitalization and Company Subsidiaries); Section 2.4 (Ownership of Membership Interests); Section 2.12(i) (Taxes); and Section 2.22 (Brokers and Finders) (collectively, the “Fundamental Representations”), Section 3.1 (Incorporation and Authority of Purchaser), Section 3.2 (Authority; Execution and Delivery; Enforceability) and Section 3.5 (Brokers and Finders) and the right to assert a claim for indemnification with respect thereto pursuant to Section 8.2 or Section 8.3 shall survive indefinitely. The covenants and agreements of the parties set forth in this Agreement shall not survive the Closing except with respect to those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect until the date by which such covenant or agreement is required to be performed. The obligations in this ARTICLE VIII to indemnify and hold harmless any Indemnified Party (as hereinafter defined), (i) shall terminate and be of no further force or effect, (a) in respect of a breach of any representation or warranty other than a Fundamental Representation, on the Survival Date, and (b) in respect of a breach of any covenant, when such covenant terminates or expires pursuant to the terms hereof, but (ii) shall not terminate in respect of a breach of a Fundamental Representation; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have made, before the expiration of the applicable period, a bona fide claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 8.6 to the Indemnifying Party (as hereinafter defined).

8.2	Indemnification by Purchaser

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 8.4, 8.5 and 8.6), from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and its and their respective officers, directors, employees, agents, successors and assigns (the “Seller Indemnified Parties”) against, and hold the Seller Indemnified Parties harmless from, all Losses actually incurred by any of the Seller Indemnified Parties to the extent arising out of:

(a) any inaccuracy or breach by Purchaser of any representation or warranty made by Purchaser in ARTICLE III of this Agreement; and

(b) any failure by Purchaser or any of its Affiliates to perform or comply with any covenant or agreement in this Agreement.

8.3	Indemnification by Seller

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 8.4, 8.5 and 8.6), from and after the Closing, Seller shall indemnify Purchaser and its Affiliates and its and their respective officers, directors, employees, agents, successors and assigns (the “Purchaser Indemnified Parties”) against, and hold Purchaser Indemnified Parties harmless from, all Losses actually incurred by any of Purchaser Indemnified Parties to the extent arising out of:

(a) any inaccuracy of or breach by Seller of any representation or warranty made by Seller in ARTICLE II of this Agreement;

(b) any failure by Seller or any of its Affiliates to perform or comply with any covenant or agreement in this Agreement or any of the Related Documents;

(c) all matters related to the current review by the Securities and Exchange Commission of the accounting for Seller Parent’s acquisition of SHC Parent Corp. and its affiliates;

(d) any shortfall in Inventory and/or cash with respect to any Company client as compared to deposits received from such client for future redemption activity;

(e) (i) any Taxes of the Company or the Business for any Pre-Closing Period, and the portion of any Straddle Period ending on the Closing Date, (ii) any Taxes of Seller or any Seller Affiliate (other than the Company) for any period and (iii) any Taxes for any taxable period or portion thereof ending on or prior to the Closing Date that are imposed on the Company by reason of Treasury Regulations Section 1.1502-6 (or any similar provision of state or local law);

(f) any Liabilities of Seller Parent or its Affiliates other than the Company, regardless of whether prior to or after the Closing;

(g) any Liability of the Company arising primarily on account of its former status as an Affiliate of Seller Parent, but only to the extent that such Liability arises on account of such status, regardless of whether prior to or after the Closing;

(h) any Liability incurred after the Closing Date and prior to the effective date of the transfer, if any, of the Company Employees from Seller to the Company because of or resulting from the delay of such transfer past the Closing Date;

(i) any Liability of the Company arising out of the matter of Randy Peteerson, et. al. versus US Airways, Hawaiian Airlines, EasyCGI, FreeCause, Inc. and Does One to Fifteen; and
(j) the failure of Bank of America Merrill Lynch (“BAML”) to pay or cause to be paid to the Company in full the amount of the BAML Receivable, either in cash, deduction against Bank of America, N.A. customer deposits held by the Company or other economic equivalents received by the Company, within sixty (60) days after the Closing Date (the “Visa Return Losses”).

8.4	Limitations on Indemnification

(a) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud or willful misconduct:

(i) the maximum aggregate amount of indemnifiable Losses (including Losses resulting from the breach of any of the Fundamental Representations, covenants or other agreements set forth in this Agreement) that may be recovered from Seller by the Purchaser Indemnified Parties pursuant to Section 8.3 shall be an amount equal to the Purchase Price plus the Indemnity Escrow Amount;

(ii) Except in respect Visa Return Losses, the maximum aggregate amount of indemnifiable Losses that may be recovered from Seller by the Purchaser Indemnified Parties pursuant to Sections 8.3(a) in respect of the inaccuracy of or breach by Seller of representations and warranties other than Fundamental Representations shall be:

(A)	in respect of claims for which notice has been provided to Seller in accordance with Section 8.6(a) on or prior to the first anniversary of the Closing Date, $3,600,000; and

(B)
in respect of claims for which notice has not been provided to Seller in accordance with Section 8.6(a) on or prior to the first anniversary of the Closing Date, an amount equal to $1,800,000 less all amounts actually recovered from Seller by the Purchaser Indemnified Parties pursuant to Section 8.3(a) in respect of the inaccuracy of or breach by Seller of representations and warranties other than Fundamental Representations, for which notice has been provided to Seller in accordance with Section 8.6(a) on or prior to the first anniversary of the Closing Date;

(iii) Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 8.3(d) unless notice has been provided in accordance with Section 8.6(a) on or prior to the second anniversary of the Closing Date, and Seller shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 8.3(f) or Section 8.3(g) unless notice has been provided in accordance with Section 8.6(a) on or prior to the third anniversary of the Closing Date;

(iv) Except in respect of breaches of any of the Fundamental Representations or the Visa Return Losses, no Losses may be claimed by any Purchaser Indemnified Party until the Purchaser Indemnified Parties have first suffered aggregate Losses in excess of $240,000 (the “Basket”) (at which point the Seller will be obligated to indemnify the Purchaser Indemnified Parties for all such Losses from the first dollar of Loss incurred);

(v) Except in respect of breaches of any of the Fundamental Representations or the Visa Return Losses, no Losses may be claimed by any Purchaser Indemnified Party or shall be reimbursable by Seller or shall be included in calculating the aggregate Losses for purposes of this Section 8.4, other than Losses in excess of $24,000 (the “Minimum Loss Amount”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances;

(vi) no Purchaser Indemnified Party shall be entitled to indemnification, to sue for damages or to assert any other right or remedy under this Agreement (whether under this ARTICLE VIII or otherwise) against Seller or any of Seller’s Affiliates with respect to any Loss, cause of action or other claim to the extent it is primarily a possible or potential Loss, cause of action or claim that such party believes may be asserted rather than a Loss, cause of action or claim that has, in fact, been filed of record against such party or one of its Affiliates or paid or incurred by such party or one of its Affiliates;

(vii) no Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party (or other Purchaser Indemnified Parties in the event of a Purchaser Indemnified Party, or other Seller Indemnified Parties in the event of a Seller Indemnified Party) has already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement; and

(viii) notwithstanding any provision to the contrary herein, an Indemnified Party  (as defined below) will not be entitled to recover, and no party shall be liable for, any incidental, consequential, exemplary, special, punitive or treble damages (except such items as an Indemnified Party may be required to pay to a third party as a result of any Third Party Claims (as defined below) subject to indemnification hereunder), and in no event shall any Indemnified Party be entitled to any recovery under a “multiple of profits,” “multiple of cash flow”, “multiple of EBITDA” or similar valuation methodology in calculating the amount of any indemnifiable Losses.

(b) Except as set forth in the proviso to Section 8.5(a), each party shall take, and shall cause its Affiliates to take, all commercially reasonable steps to mitigate any of its Losses (including incurring costs to the extent necessary to remedy the breach which gives rise to the Losses) upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(c) Purchaser acknowledges and agrees that, following the Closing, its sole and exclusive remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) shall be pursuant to the indemnification provisions set forth in this ARTICLE VIII.

8.5	Computation of Indemnity Payments

(a) The amount payable under this ARTICLE VIII in respect of any Loss shall be calculated (i) net of any insurance proceeds or other amounts under indemnification agreements with third parties actually received by the Indemnified Party on account thereof; provided, in each case, that the determination whether to pursue such insurance recoveries shall be in the reasonable discretion of the Indemnified Parties; and (ii) net of any Tax benefits actually realized by the Indemnified Party on account thereof.

(b) In the event that an insurance or third-party indemnification recovery is made or Tax benefits actually realized at any time after an indemnification payment by the Indemnifying Party has been made with respect to any indemnified Loss or indemnified Tax, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery or realized Tax benefit (less the costs of recovery to the Indemnified Party) shall be made promptly to the applicable Indemnifying Party.  The party making any indemnification payment hereunder shall be subrogated to all rights of the Indemnified Party in respect of any Losses or Taxes indemnified by such party.

8.6	Procedures for Indemnification

(a) Any Person making a claim for indemnification under Section 8.2 or Section 8.3 (an “Indemnified Party”) shall notify the party against whom indemnification is sought (an “Indemnifying Party”) of the claim in writing (such written notice, an “Indemnification Notice”) promptly after receiving notice of any action, lawsuit, proceeding, investigation, demand or other claim against the Indemnified Party by a third party (a “Third Party Claim”).  Each such Indemnification Notice shall describe, in reasonable detail to the extent practicable, the applicable Third Party Claim, including the facts giving rise to such claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided, that, the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party is materially prejudiced by such failure.

(b) Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and, at its option if exercised within ten Business Days after receiving an Indemnification Notice, shall be entitled to assume the defense thereof by appointing a reputable counsel to be the lead counsel in connection with such defense; provided, that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided, that, the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this ARTICLE VIII).  If the Indemnifying Party assumes the defense of a Third Party Claim it will  be conclusively established for purposes of this Agreement that the claims made in that Third Party Claim are within the scope of and subject to indemnification hereunder. Notwithstanding the foregoing, if the Indemnified Party shall have determined in good faith and upon advice of counsel that an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate, or if the Indemnifying Party, in the reasonable judgment of the Indemnified Party, has failed to diligently pursue the relevant claims or defense, then the Indemnified Party may, upon notice to the Indemnifying Party, engage separate counsel, and the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party to the extent the Third Party Claim is indemnifiable hereunder. Notwithstanding anything to the contrary in this Section 8.6(b), the Indemnified Party will have the absolute right to conduct and control, through counsel of its choosing (the reasonable fees and expenses of which shall be paid by the Indemnifying Party, subject to the limitations set forth in this ARTICLE VIII), the defense, compromise and settlement of any Third Party Claim if (i) such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party; (ii) the Third Party Claim relates to or arises in connection with any criminal or quasi criminal Proceeding; (iii) the amount of Losses involved in such Third Party Claim exceeds the then-remaining amount available for indemnification pursuant to Section 8.4(a)(i) or (ii), or (iv) the Indemnifying Party does not elect to assume control of the defense within ten Business Days after receiving an Indemnification Notice.

(c) Upon assumption of the defense of any such Third Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment.  Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the relief consists solely of (i) money damages (all of which the Indemnifying Party shall pay) and (ii) includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto.

(d) In all cases, the Indemnified Party shall provide its reasonable cooperation to the Indemnifying Party in defense of claims or litigation relating to Third Party Claims, including by making employees, information and documentation reasonably available.  If the Indemnifying Party shall not assume the defense of any such Third Party Claim in accordance with the terms hereof, or fails to prosecute or withdraws from the defense of any such Third Party Claim, the Indemnified Party may defend against such matter in a manner consistent with the above provisions regarding conduct of the defense by the Indemnified Party; provided, that, the Indemnified Party may not settle any such matter without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) Any Indemnified Party making a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided, however, the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party is materially prejudiced by such failure.

8.7	Timing and Method of Payments

(a) Subject to this ARTICLE VIII, after any final decision, judgment or award shall have been rendered by a Governmental Authority with competent jurisdiction (and a resolution of any appeal therefrom and the expiration of the time in which to appeal therefrom), or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement, in each case, with respect to an indemnification claim hereunder: (i) if the Indemnified Party is a Purchaser Indemnified Party, Purchaser and Seller shall cause the Escrow Agent to promptly pay to Purchaser (payable by wire transfer of immediately available U.S. funds in accordance with the written payment instructions furnished by Purchaser to the Escrow Agent), from the Indemnity Escrow Funds, any sums due and owing in accordance with this ARTICLE VIII, and Seller shall pay directly any amounts payable to the Purchaser Indemnified Party in excess of the remaining Indemnity Escrow Funds, if any, and (ii) if the Indemnified Party is a Seller Indemnified Party, Purchaser shall pay, or cause to be paid, all sums due and owing to Seller Indemnified Party in immediately available funds to an account specified by Seller Indemnified Party (subject in all instances to clauses (i) and (ii) above, and to the limitations in Section 8.4), in each case, within five Business Days of such final decision, judgment or award, or other settlement or agreement.

(b) Any remaining Indemnity Escrow Funds shall be released to Seller on the next day after the first anniversary of the Closing, net of any outstanding, unresolved claims in accordance with this ARTICLE VIII. Any Indemnity Escrow Funds not (x) disbursed the next day after the first anniversary of the Closing on account of unresolved claims by the Purchaser Indemnified Parties against Sellers, or (y) subsequently disbursed in respect of such claims shall be paid by the Escrow Agent to Seller promptly following the final resolution, in accordance with this ARTICLE VIII, of the last unresolved indemnification claim for which notice was provided to Seller hereunder on or prior to the first anniversary of the Closing.

(c) In the event Seller fails to pay any amounts owed pursuant to this ARTICLE VIII within the time period required hereby (including by refusing to cooperate in causing the Escrow Agent to release any Indemnity Escrow Funds), Purchaser may set off the amount owed against the Earn-out Payment.

8.8	Characterization of Indemnification Payments; Withholding

(a) Unless otherwise required by Law, all payments made pursuant to ARTICLE VIII hereof shall be treated for all Tax purposes as adjustments to the Purchase Price.

(b) Purchaser shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign law relating to any Tax. To the extent that amounts are so deducted or withheld and paid over to the appropriate Tax Authority by Purchaser or the Company, as applicable, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

8.9	Special Provisions regarding BAML Receivable Indemnification

To the extent of any indemnity amount paid to Purchaser pursuant to Section 8.3(j) hereof relating to the nonpayment of the BAML Receivable, Purchaser shall cause the Company to assign to Seller the BAML Receivable.  Following any such assignment, Seller shall be entitled to enforce the BAML Receivable against BAML and any appropriate Affiliate thereof for Seller's account.  In the event of any such enforcement action, Purchaser shall, and shall cause the Company to, at Seller's expense, reasonably cooperate with Seller in such enforcement, including by making employees, information and documentation reasonably available and, if necessary, by consenting to being named as a nominal party plaintiff in any enforcement litigation.

ARTICLE IX

TERMINATION

9.1	Termination

This Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser;

(b) by Purchaser, upon written notice to Seller and the Company, if Seller or the Company breaches or fails to perform, in any respect, any of its representations, warranties or covenants set forth in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3, (ii) cannot be, or has not been, cured within 10 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by Purchaser;

(c) by Seller, upon written notice to Purchaser, if Purchaser breaches or fails to perform, in any respect, any of its representations, warranties or covenants set forth in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2, (ii) cannot be, or has not been, cured within 10 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by Seller; and

(d) by Purchaser or by Seller, upon written notice to the other party, if the Closing has not occurred on or prior to the Outside Date; provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party if the failure of such party to fulfill any of its obligations under this Agreement is the primary cause of the failure of the Closing to occur on or before such date.

9.2	Effect of Termination

In the event of termination in accordance with Section 9.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto, except (a) for the provisions of this Section 9.2 and Sections 2.22, 3.6, 4.4, 4.5, ARTICLE X (other than Section 10.4) and any corresponding definitions set forth in ARTICLE XI, each of which shall survive termination and (b) that nothing herein shall relieve any party from Liability for any Intentional Breach by such party of the terms and provisions hereof prior to such termination.

ARTICLE X

GENERAL PROVISIONS

10.1	Expenses

Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred.  Seller shall pay or cause the Company to pay all Transaction Related Expenses.

10.2	Notices

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or facsimile or, if mailed, three days after mailing (one Business Day in the case of overnight courier service), as follows:

i. if to Purchaser or, following the Closing, the Company:

Connexions Loyalty, Inc.
7814 Carousel Lane, Suite 400
Richmond, VA 23294
Telephone: (804) 217-8090
Attention: Scott Lazear

with copies to:

Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT  06905
Telephone:  (203) 956-1237
Facsimile:  (203) 956-1206
Attention:  Legal Department

and

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York  10036
Telephone:  (212) 872-8112
Facsimile:  (212) 872-1002
Attention:  Adam K. Weinstein

ii. if to Seller or, prior to the Closing, the Company, to:

Skymall, LLC
1520 E. Pima Street
Phoenix, Arizona 85034

Telephone:  602-528-8659
Attention:  Scott Wiley
Email: swiley@skymall.com

with a copy to:

Quarles & Brady LLP
One Renaissance Square
Two North Central Avenue
Phoenix, Arizona 85004-2391
Telephone:  (602) 230-5517
Facsimile:  (602) 417-2980
Attention: Steven P. Emerick
Email: Steve.Emerick@quarles.com

10.3	Severability

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.4	Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York State or federal court sitting in the Borough of Manhattan in the City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court), this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

10.5	Entire Agreement

This Agreement, the Related Documents and the Confidentiality Agreement (including the Exhibits and Schedules hereto and thereto) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.  Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Related Documents or the Confidentiality Agreement.

10.6	Assignment

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser, Seller or the Company (including by operation of law in connection with a merger or consolidation of Purchaser) without the prior written consent of the other parties hereto; provided, however, that Seller may assign any or all of its rights and/or obligations under this Agreement, including the right to receive the Purchase Price or any portion of the Closing Payment, to one or more Affiliates of Seller without the consent of Purchaser, but no such assignment will limit Seller’s obligations hereunder.  Any attempted assignment in violation of this Section 10.6 shall be null and void.

10.7	No Third-Party Beneficiaries

Except as set forth in Section 4.6, Section 10.12 and ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.

10.8	Amendment

This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

10.9	Waiver

No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

10.10	Governing Law; Jurisdiction

(a) This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal Laws of the State of New York without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws rules of the State of New York.

(b) Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns (other than disputes as to Closing Net Working Capital, which shall be governed by Section 1.5, and disputes as to the Contribution Margin Calculation, which shall be governed by Section 1.7) shall be brought and determined in any New York State or Federal court sitting in the Borough of Manhattan in the City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or Federal court), and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each party agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein.  Each party further agrees that notice as provided herein shall constitute sufficient service of process and each party further waives any argument that such service is insufficient.  Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.11	Waiver of Jury Trial

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12	No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any of Seller’s, Purchaser’s, the Company’s or any of their respective Affiliates’ former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than Seller, Purchaser, the Company or any of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of Seller, Purchaser, the Company or any of their Affiliates under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 10.12 shall relieve or otherwise limit the liability of Seller, Purchaser, the Company or any Affiliate, as such, for any breach or violation of its obligations under such agreements, documents or instruments.

10.13	Disclosure Schedules

The information set forth in this Agreement and the Disclosure Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information set forth herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract).  Notwithstanding anything to the contrary set forth in the Disclosure Schedules or in this Agreement, the information and disclosures set forth in any section of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is reasonably apparent on its face.  The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement.  Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

10.14	Interpretation

The headings set forth in this Agreement, in any Exhibit or Disclosure Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement.  The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation” and the term “dollar” or “$” means lawful currency of the United States.  Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.  Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.  Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof.  Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires.  All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  When a reference is made in this Agreement to a Section, Exhibit or Disclosure Schedule, such reference shall be to a Section of, or an Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated.

10.15	No Presumption Against Drafting Party

Purchaser and Seller each acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

10.16	Execution of Agreement

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.  Facsimile or electronic mail transmission of counterpart signatures to this Agreement shall be acceptable and binding.

ARTICLE XI

CERTAIN DEFINITIONS

11.1	Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

“Accounts Receivable” means all accounts or notes receivable held by the Company, and any security, claim, remedy or other right related to any of the foregoing.

“Actual Gift Card Cash” has the meaning ascribed to such term in Section 1.5(a).

“Adjustment Amount” has the meaning ascribed to such term in Section 1.5(f).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person; provided, however, that (x) with respect to Purchaser, any investment vehicles or accounts directly or indirectly managed by affiliates of Apollo Global Management LLC or General Atlantic LLC and the portfolio companies of any such investment vehicles or accounts (other than Affinion Group Holdings, Inc. and its Subsidiaries), shall not be considered an Affiliate, and (y) after the Closing (i)  the Company shall not be considered an Affiliate of Seller or any of Seller’s Affiliates and (ii) none of Seller or any of its Affiliates shall be considered an Affiliate of the Company.

“Agreed Accounting Policies” means the accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions (a) in compliance with GAAP (the “Accounting Standards”);  and (b) as were used in preparing and on a consistent basis with the balance sheet of the Company as of July 31, 2014.  For the avoidance of doubt, in the event of an inconsistency between the accounting policies adopted in presentation of the balance sheet of the Company as of July 31, 2014, and the Accounting Standards, each will be applied, to the extent of the inconsistency, in the following priority: (i) the accounting policies adopted in the presentation of the balance sheet of the Company as of July 31, 2014; and (ii) the Accounting Standards.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Allocation Dispute Notice” has the meaning ascribed to such term in Section 1.6(a).

“Annual Compiled Financial Information” has the meaning ascribed to such term in Section 2.6(a).

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Baseline Period” has the meaning ascribed to such term in Section 1.7(a).

“Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each Compensatory Arrangement, profit-sharing, stock option, stock purchase, stock ownership, pension, retirement, excess benefit, fringe benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave, short-term disability, long-term disability, medical, hospitalization, life insurance, other insurance or employee benefit plan, whether formal or informal, oral or written, established, maintained or contributed to by Seller or any of its respective Affiliates under which any current or former Company Employees or service providers to the Company are entitled to benefits with respect to service as an employee of the Company or under which the Company has any present or future liability.

“BAML” is defined in Section 8.3(i).

“BAML Receivable” is defined in the definition of Gift Card Cash.

“BofA” means Bank of America, N.A. and any affiliate thereof operating under the Bank of America brand.

“Business” means the business of providing loyalty rewards solutions to enhance customer retention for clients, including, without limitation, fulfilling loyalty program point and mile redemptions and accepting reward program currencies for program members in exchange for merchandise, gift card and similar redemption items.

“Business Competing Person” has the meaning ascribed to such term in Section 6.1(b)ii.

“Business Competitive Activity” has the meaning ascribed to such term in Section 6.1.

“Business Day” means any day other than (i) any Saturday or Sunday or (ii) any other day on which banks located in New York, New York are required or authorized by Law to be closed for business.

“Closing” has the meaning ascribed to such term in Section 1.3.

“Closing Date” has the meaning ascribed to such term in Section 1.3.

“Closing Net Working Capital” means the Net Working Capital of the Company as of the close of business on the day immediately prior to the Closing Date.   Notwithstanding anything to the contrary herein or otherwise, for purposes of calculating Closing Net Working Capital, the accrued payroll and related benefits included in Working Capital Liabilities shall be reduced by the portion of such accrual actually paid by Seller subsequent to the Closing, as contemplated by Section 4.12(c) hereof.

“Closing Payment” has the meaning ascribed to such term in Section 1.2(a).

“Closing Statements” has the meaning ascribed to such term in Section 1.5(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Employee” means the employees listed on Schedule 11.1.

“Company Intellectual Property” has the meaning ascribed to such term in Section 2.17(a).

“Company Trade Secrets” has the meaning ascribed to such term in Section 2.17(g).

“Compensatory Arrangement” means any employment, severance, change in control, or similar agreement or bonus, commission or incentive plan between the Company and any Company Employee or other service provider of the Company or former Company Employee or former service provider of the Company.

“Compiled Financial Information” has the meaning ascribed to such term in Section 2.6(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 9, 2014, between the Company and Trilegiant Corporation, an Affiliate of Purchaser.

“Contract” means any written or oral contract, agreement, Intellectual Property License, license, sublicense, lease, sublease, sales order, purchase order, credit agreement, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto).

“Contribution Margin” has the meaning ascribed to such term in Section 1.7(a).

“Contribution Margin Calculation” has the meaning ascribed to such term in Section 1.7(a).

“control” means (including, with correlative meanings, “controlled by” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“CPA Firm” has the meaning ascribed to such term in Section 1.5(d).

“D&O Indemnified Liabilities” has the meaning ascribed to such term in Section 4.6(a).

“D&O Indemnified Parties” has the meaning ascribed to such term in Section 4.6(a).

“D&O Tail” has the meaning ascribed to such term in Section 4.6(b).

“Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph to ARTICLE II.

“Dollars” or “$” means U.S. dollars.

“Due Diligence Meetings” has the meaning ascribed to such term in Section 4.3(b).

“Earn-Out Calculation” has the meaning ascribed to such term in Section 1.7(b).

“Earn-Out Calculation Statement” has the meaning ascribed to such term in Section 1.7(b).

“Earn-Out Objection” has the meaning ascribed to such term in Section 1.7(d).

“Earn-Out Payment” has the meaning ascribed to such term in Section 1.7(a).

“Earn-Out Resolution Period” has the meaning ascribed to such term in Section 1.7(d).

“Earn-Out Review Period” has the meaning ascribed to such term in Section 1.7(d).

“Encumbrance” means any lien, encumbrance, encroachment, security interest, pledge, mortgage, easement, deed of trust (or similar security instrument), option, title defect, covenant, easement, conditional, installment or contingent sale or other title retention agreement or lease in the nature thereof, hypothecation or restriction on transfer of title or voting, whether imposed by agreement, understanding, Law, equity or otherwise, except for any restrictions on transfer of securities generally arising under any applicable federal or state securities Laws.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” means any Law relating to the protection of human health (to the extent relating to human exposure to Hazardous Substances) or the environment that is applicable to the Company.

“Environmental Permit” has the meaning ascribed to such term in Section 2.20.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means U.S. Bank, National Association, or another escrow agent reasonably acceptable to Purchaser and Seller.

“Escrow Agreement” means an escrow agreement between the Escrow Agent, Purchaser and Seller, providing for the release of the Indemnity Escrow Funds, solely upon joint written instruction of Purchaser and Seller or court order (except for undisputed claims or upon expiration of the term of the Escrow Agreement), and otherwise in form and substance reasonably satisfactory to Purchaser.

“Estimated Gift Card Cash” has the meaning ascribed to such term in Section 1.2(c).

“Estimated Net Working Capital” means negative $3,500,000.

“Final Closing Statement” has the meaning ascribed to such term in Section 1.5(d).

“Fundamental Representations” has the meaning ascribed to such term in Section 8.1.

“Gaming” or “Gaming Activities” means the conduct of gaming and gambling activities, race books and sports pools, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other enterprise, including slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, online real money gaming, poker tournaments, inter-casino linked systems and related and associated equipment, supplies and systems.

“Gaming Authorities” means all international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal and other regulatory and licensing bodies, instrumentalities, departments, commissions, authorities, boards, officials, tribunals and agencies with authority over, or responsibility for, the regulation of Gaming within any Gaming Jurisdiction.

“Gaming Business” means services of the nature to be provided by the Company pursuant to that certain Internet Sales & Limited License Agreement, effective as of May 12, 2014, by and between the Company and MGM Resorts International Operations, Inc.

“Gaming Jurisdictions” means all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted.

“Gaming Laws” means all laws, statutes and ordinances pursuant to which any Gaming Authority possesses regulatory, permit and licensing authority over the conduct of Gaming Activities, the ownership or control of an interest in an entity which conducts Gaming Activities or the provision of goods or services to an entity that conducts Gaming Activities, in any Gaming Jurisdiction, all orders, rules and regulations promulgated thereunder, all written and unwritten policies of the Gaming Authorities and all written and unwritten interpretations by the Gaming Authorities of such laws, statutes, ordinances, orders, rules, regulations and policies.

“Gaming Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, determinations of qualification, franchises, exemptions, waivers, concessions and entitlements issued by any Gaming Authority or under any Gaming Laws which are necessary to permit the Company to operate the Business as currently conducted.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Gift Card Cash” means, with respect to any Company client, as of any date of determination, the amount of client deposits received from such client in cash for the purpose of purchasing gift cards, which gift cards have not been purchased as of such date. The parties acknowledge the pendency of the reimbursement to the Company for the deactivation of certain gift cards.  Specifically, Bank of America Merrill Lynch, the issuer of such gift cards, deactivated $1,111,250 in aggregate amount of Visa gift cards expiring in April 2015, in return for which it agreed to provide to the Company a cash refund in the same amount.  Upon deactivation, the Company recorded a reduction in inventory in the amount of $1,111,250 and recorded a corresponding receivable from Bank of America Merrill Lynch in the same amount (the “BAML Receivable”), all as of August 31, 2014.  Because these changes would otherwise cause Gift Card Cash to be reduced by $1,111,250, the parties agree that for purposes of calculating Gift Card Cash, the BAML Receivable shall be deemed to be gift card inventory until such time as it is paid, such that Gift Card Cash is not affected.    To the extent the Company receives payment on the BAML Receivable prior to Closing, the BAML Receivable will be reduced.

“Governmental Antitrust Authority” has the meaning ascribed to such term in Section 4.2(b).

“Governmental Authority” means any supranational, federal, state, provincial, local, county or municipal government, governmental, regulatory or administrative agency, department, court, commission, board, bureau or other authority or instrumentality, domestic or foreign (including any Gaming Authority).

“Guarantee” means the Guarantee of Seller Parent for the benefit of Purchaser, dated as of the date hereof.

“Hazardous Substance” means any hazardous or toxic substance, material or waste subject to regulation, investigation, control, or remediation under any Environmental Law.

“Hosting Computer Systems” has the meaning ascribed to such term in Section 2.17(h).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Indemnity Escrow Amount” means $1,800,000.

“Indemnity Escrow Funds” means, as of any date of determination, the portion of Indemnity Escrow Amount deposited with the Escrow Agent that has not yet been disbursed in accordance with the terms hereof.

“Indemnification Notice” has the meaning ascribed to such term in Section 8.6(a).

“Indemnified Party” has the meaning ascribed to such term in Section 8.6(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 8.6(a).

“Intellectual Property” means, collectively, all United States and foreign intellectual property and similar proprietary rights, including the following: (i) trademarks, service marks, trade dress, and logos, trade names, corporate names,  including the goodwill symbolized thereby or associated therewith, and all registrations of and applications to register any of the foregoing; (ii) patents, patent applications, utility models, statutory invention registrations, mask works, invention disclosures, and industrial designs, whether or not patentable, and all reissues, divisional, renewal, extensions, provisionals, continuations and continuations-in-part thereof; (iii) copyrights and original works of authorship, and registrations and applications therefor; (iv) internet domain names and registrations therefor; (v) rights in proprietary computer software, source code, object code, and all data, databases and data collections and rights in descriptions, flow-charts and other work product used to design, plan, organize and maintain, support or develop any software, and all documentation, including programmers’ notes and course code annotations, user manuals and training materials related to any of the foregoing; (vi) proprietary and/or confidential know-how and trade secrets and whether or not confidential, all proprietary business information, including business methods, processes, customer/vendor lists, technical information, and business records (“Trade Secrets”); and (vii) the right to recover for damages and profits for past and future infringement of any part of the foregoing.

“Intellectual Property Protection Representations” has the meaning ascribed to such term in Section 8.1.

“Intellectual Property License” means a Contract pursuant to which the Company has obtained the right to use any third party Intellectual Property.

“Intentional Breach” means a breach which has resulted from either (i) intentional fraud or (ii) a deliberate act or failure to act with actual knowledge that the act or failure to act constituted or would result in a breach.

“Interim Compiled Financial Information” has the meaning ascribed to such term in Section 2.6(a).

“Intercompany Liabilities” means any Liabilities owed by the Company to Seller Parent or any of its Affiliates.

 “Inventory” means all inventory (including gift cards), finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories. “Inventory” does not include returned merchandise held by the Company on behalf of Capital One Services, Inc.

“IP License Agreement” means the IP License Agreement between the Company (or Purchaser’s applicable Affiliate or Affiliates) and Seller (or its applicable Affiliate or Affiliates) to be entered into at Closing, substantially in the form attached hereto as Exhibit C, as may be amended, modified or supplemented by the parties thereto from time to time.

 “Knowledge” means (i) when used with respect to Seller, the actual knowledge, after and assuming reasonable inquiry, of any person set forth on Schedule 12.1(B), and (ii) when used with respect to Purchaser, the actual knowledge, after and assuming reasonable inquiry, of any person set forth on Schedule 12.1(C).

“Law” means any law, statute, ordinance, rule, regulation, order, writ, judgment, injunction, decree or other binding directive issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Authority.

“Leased Real Property” has the meaning ascribed to such term in Section 2.16(b).

“Liability” or “Liabilities” means claims, debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise.

“Loss” means and includes any and all Liabilities, losses, damages, expenses (including reasonable attorney’s fees), costs, fines, fees, penalties and obligations.

“Material Adverse Effect” means a material adverse effect on the business, financial condition or results of operations of the Company, taken as a whole; provided, however, that the following shall not be taken into account in determining whether a “Material Adverse Effect” shall have occurred: (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, including the results of any primary or general elections; (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof); (iii) changes in the industries in which the Company operates or seasonal fluctuations in the Business; (iv) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war; (v) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (vi) compliance by the Company with the terms of this Agreement, including the failure to take any action restricted by this Agreement; or (vii) the identity of Purchaser or Purchaser’s plans for the customers, suppliers, employees, businesses, operations or assets of the Company; unless, in the cases of clauses (i) through (v), any such fact, event, change, effect, development, or occurrence has a materially disproportionate effect on the Company, when compared to other companies operating in the same industry in which the Company operates.

“Material Contracts” has the meaning ascribed to such term in Section 2.18(b).

“Membership Interests” has the meaning ascribed to such term in the Recitals.

“Migration” has the meaning ascribed to such term in Section 4.18(a)

“Minimum Loss Amount” has the meaning ascribed to such term in Section 8.4(a)(v).

“Net Working Capital” means, as of the applicable time for determination thereof, (i) the aggregate of the Working Capital Assets minus (ii) the aggregate of the Working Capital Liabilities, in the case of clauses (i) and (ii), which component items thereof were used in the calculation of the Target Net Working Capital. It is understood and agreed that Net Working Capital, including the component items thereof, shall be calculated in a manner consistent with the Agreed Accounting Principles.

“Objection” has the meaning ascribed to such term in Section 1.5(c).

“Other Existing Partners” means each of (i) Harrah’s Operating Company, Inc. and any affiliate thereof operating under the Harrah’s brand, (ii) Capital One Services, Inc. and any affiliate thereof operating under the Capital One brand, and (iii) Marriott Rewards, Inc. and any affiliate thereof operating under the Marriott brand.

“Outside Date” means the date that is 15 days after the date hereof; provided, however, that parties may mutually agree in writing to extend such date once for an additional 15 days.

“Permit” means any permit, license, approval, consent, registration, variance, certification, endorsement or qualification granted by or obtained from any Governmental Authority pursuant to Law, including any Gaming License.

“Permitted Encumbrances” means (i) those Encumbrances set forth on Schedule 12.1(D) and those Encumbrances reflected in, reserved against or otherwise disclosed on the Compiled Financial Information; (ii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business; (iii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iv) statutory  liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (v) Encumbrances created by, arising under, or existing as a result of, any Law; (vi) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties; (vii) easements, covenants, rights-of-way and other similar restrictions of record; and (viii) (A) zoning, building and other similar restrictions, (B) Encumbrances that have been placed by any developer, landlord or other third party on property over which the Company has easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause (viii), individually or in the aggregate, materially impairs the continued use and operation of any parcel of real property owned or leased by the Company in the conduct of the Business as presently conducted.

“Person” means and includes any domestic or foreign natural individual, partnership, corporation, limited liability company, group, association, joint stock company, trust, estate, joint venture, unincorporated organization or any other form of business or professional entity or Governmental Authority (or any department, agency or political subdivision thereof).

“Pre-Closing Primary Margin Decrease” has the meaning ascribed to such term in Section 1.7(a).

“Pre-Closing Period” means (i) any Tax period ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

“Post-Closing Secondary Margin” has the meaning ascribed to such term in Section 1.7(a).

“Proceeding” means any claim, action, suit, investigation, arbitration or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Purchase Price” has the meaning ascribed to such term in Section 1.2(a).

“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 8.3.

“Qualified Benefit Plan” has the meaning ascribed to such term in Section 2.12(c).

“Real Property Lease” has the meaning ascribed to such term in Section 2.16(b).

“Registered IP” has the meaning ascribed to such term in Section 2.17(a).

“Related Documents” means (i) the IP License Agreement, (ii) the Escrow Agreement, and (iii) the Transition Services Agreement.

“Related Parties” and “Related Party” have the meanings ascribed to such terms in Section 10.12.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents and advisors (including accountants, consultants, investment bankers, legal counsel and other experts) and other representatives.

“Resolution Period” has the meaning ascribed to such term in Section 1.5(c).

“Resolved Matters” has the meaning ascribed to such term in Section 1.5(c).

“Review Period” has the meaning ascribed to such term in Section 1.5(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning ascribed to such term in the Preamble.

“Seller Developed Software” has the meaning ascribed to such term Section 2.17(i).

“Seller Guarantees” has the meaning ascribed to such term in Section 2.6(d).

“Seller Indemnified Parties” has the meaning ascribed to such term in Section 8.2.

“Seller Parent” means Xhibit Corp., a Nevada corporation.

“Seller Tax Returns” has the meaning ascribed to such term in Section 5.1.

“Shared Contract” has the meaning ascribed to such term in Section 4.16(a).

“Significant Customer” has the meaning ascribed to such term in Section 2.25.

“Significant Supplier” has the meaning ascribed to such term in Section 2.25.

“SMXE Documents” means (i) the Amended and Restated Credit Agreement, dated as of April 29, 2014, among SMXE Lending, LLC, Seller and the Company and each of the other Obligors (as defined therein), (ii) the Amended and Restated Continuing Guaranty Agreement, dated as of April 29, 2014, by the Company and each of the other Guarantors (as defined therein) in favor of SMXE Lending, LLC, and (iii) the Amended and Restated Continuing Security Agreement, dated as of April 29, 2014, by and among the Company and each of the other Debtors (as defined therein) and SMXE Lending, LLC, in each case, as amended from time to time

“Solvent” means, with respect to any Person, that such Person is “solvent” within the meaning given that term and similar terms under applicable Laws relating to fraudulent transfers and conveyances.

“Statement of Allocation” has the meaning ascribed to such term in Section 1.6(a).

“Straddle Period” means any Tax period that begins before but ends after the Closing Date.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than either (i) 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such Person or (ii) 50% of the economic interests.

“Surety Bonds” has the meaning ascribed to such term in Section 2.6(d).

“Survival Date” has the meaning ascribed to such term in Section 8.1.

“Target Net Working Capital” means negative $2,100,000.

“Tax” or “Taxes” means, with respect to any Person, any federal, state, local, or non-U.S. taxes, charges, fees, levies, imposts, duties or other assessments of a similar nature including, without limitation, any income taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment or windfall profits taxes, alternative or add-in minimum taxes, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority on such Person.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Third Party Claim” has the meaning ascribed to such term in Section 8.6(a).

“Transaction Taxes” has the meaning ascribed to such term in Section 5.2.

“Transition Services Agreement” means the Transition Services Agreement between the Seller and Purchaser to be entered into at Closing, substantially in the form attached hereto as Exhibit B, as may be amended, modified or supplemented by the parties thereto from time to time.

“Treasury Regulations” means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

“Unresolved Matters” has the meaning ascribed to such term in Section 1.1(d).

“Visa Return Losses” has the meaning ascribed to such term in Section 8.3(i).

“Working Capital Assets” means, without duplication, in respect of the Company, those current assets set forth in the line items under the heading “Assets” set forth in Schedule 12.1(A), it being understood and agreed that the term “Assets” shall not include amounts in respect of any categories of assets other than those identified in Schedule 12.1(A). For the avoidance of doubt, to the extent determined as of the Closing Date, Working Capital Assets includes the Actual Gift Card Cash.

“Working Capital Liabilities” means, without duplication, in respect of the Company, those current liabilities set forth in the line items under the heading “Liabilities” set forth in Schedule 12.1(A), it being understood and agreed that the term “Liabilities” shall not include any amounts in respect of any categories of liabilities other than those identified in Schedule 12.1(A). For the avoidance of doubt, Working Capital Liabilities includes the aggregate liability for the future obligation to fulfill gift card purchases in connection with Gift Card Cash (regardless of the amount of Gift Card Cash actually deducted to calculate the Closing Payment pursuant to Section 1.2(a)(ii)).

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IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

PURCHASER:

CONNEXIONS LOYALTY, INC.

By:           /s/ Todd Siegel
Name:           Todd Siegel
Title: Chief Executive Officer

SELLER:

SKYMALL, LLC

By:           /s/ Scott Wiley
Name:           Scott Wiley
Title:           Chief Financial Officer

THE COMPANY:

SKYMALL VENTURES, LLC

By:           /s/ Scott Wiley
Name:           Scott Wiley
Title:           Chief Financial Officer

[The following Exhibits and Schedules to this Agreement have not been filed herewith. The Company hereby undertakes to furnish supplementally a copy of any omitted Schedule or Exhibit to the Commission upon request.

Exhibits

Exhibit A - Assignment of Membership Interests
Exhibit B - Transition Services Agreement*
Exhibit C - IP License Agreement

Schedules

Schedule 1.7(a)(i) - Existing and Target Partners Included for SkyMall Earnout
Schedule 1.7(a)(ii) - Contribution Margin for last year for existing partners and agreed amount for BofA
Schedule 4.2(d) - Third-Party Consents and Approvals
Schedule 4.18 - IT Migration
Schedule 7.3(f) - Gaming Approvals
Schedule 7.3(g) - Third-Party Consents and Approvals
Schedule 7.3(h) - Internet Domains to be Transferred
Schedule 11.1 - Company Employees
Schedule 12.1(A) - Working Capital Calculation
Schedule 12.1(B) - Seller Knowledge Persons
Schedule 12.1(C) - Purchaser Knowledge Persons
Schedule 12.1(D) - Permitted Encumbrances

*Filed separately with the Commission.]